SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

European Embedded Value (EEV) basis results
Operating profit based on longer-term investment returnsnote (i)
Results analysis by business area

		2013 £m	2012 £m
	Note	Half year	Half year	Full year
			notes (iv),(v)	notes (iv),(v)
Asia operations
New business	2	659	547	1,266
Business in force	3	420	327	692
Long-term business		1,079	874	1,958
Eastspring investmentsnote (iv)		38	32	69
Development expenses		(2)	(3)	(7)
Total		1,115	903	2,020
US operations
New business	2	479	442	873
Business in force	3	537	363	737
Long-term business		1,016	805	1,610
Broker-dealer and asset management		34	17	39
Total		1,050	822	1,649
UK operations
New business	2	130	152	313
Business in force	3	274	338	553
Long-term business		404	490	866
General insurance commission		15	17	33
Total UK insurance operations		419	507	899
M&G (including Prudential Capital)		225	199	371
Total		644	706	1,270
Other income and expenditure
Investment return and other income		10	5	13
Interest payable on core structural borrowings		(152)	(140)	(280)
Corporate expenditure		(128)	(120)	(231)
Unwind of expected asset management marginnote (ii)		(34)	(30)	(56)
Total		(304)	(285)	(554)
Solvency II implementation costsnote (iii)		(14)	(29)	(50)
Restructuring costsnote (iii)		(12)	(8)	(22)
Operating profit based on longer-term investment returnsnote (i)		2,479	2,109	4,313
Analysed as profits (losses) from:
New business	2	1,268	1,141	2,452
Business in force	3	1,231	1,028	1,982
Long-term business		2,499	2,169	4,434
Asset management		297	248	479
Other results		(317)	(308)	(600)
Total		2,479	2,109	4,313

Notes

(i)  EEV basis operating profit based on longer-term investment returns excludes the recurrent items of short-term fluctuations in investment returns, the mark to market value movements on core borrowings and the effect of changes in economic assumptions. In addition, for all reporting periods shown above, operating profit excludes the (loss) profit attaching to the held for sale Japan Life business. For half year and full year 2012, operating profit also excludes the dilution of the Group's holding in PPM South Africa and for full year 2012, the gain arising on the acquisition of REALIC. The amounts for these items are included in total EEV profit attributable to shareholders. The
      Company believes that operating profit, as adjusted for these items, better reflects underlying performance. Profit before tax and basic earnings per share include these items, together with actual investment returns.

(ii) The value of future profits or losses from asset management and service companies that support the Group's covered insurance businesses are included in the profits for new business and the in-force value of the Group's long-
      term business. The results of the Group's asset management operations include the profits from the management of internal and external funds. For EEV basis reporting, Group shareholders' other income is adjusted to deduct the unwind of the expected margin for the period arising from the management of the assets of the covered business (as defined in note 1(a)) by the Group's asset management businesses. The deduction is on a basis consistent with that used for projecting the results for covered insurance business. Group operating profit accordingly includes the variance between actual and expected profit in respect of management of the covered business assets.

(iii) Restructuring costs comprise the charge of £(11) million recognised on an IFRS basis and an additional £(1) million recognised on the EEV basis for the shareholders' share of restructuring costs incurred by the UK with-profits fund. Solvency II implementation costs comprise the charge of £(13) million recognised on an IFRS basis and an additional £(1) million recognised on the EEV basis.

(iv) The presentation of the comparative results for Eastspring investments for half year and full year 2012 have been adjusted retrospectively to reflect the adoption of IFRS 11 'Joint arrangements'. This has resulted in a reallocation of £(4) million in half year 2013 (half year 2012: £(2) million; full year 2012: £(6) million) from the tax charge on operating profit based on longer-term investment returns to the pre-tax result for Eastspring investments, with no effect on the net of tax EEV basis results (see note 1).

(v) The comparative results have been prepared using previously reported average exchange rates for the period.

Summarised consolidated income statement
		2013 £m	2012 £m
	Note	Half year	Half year	Full year
			note (i)	note (i)
Operating profit based on longer-term investment returns
Asia operations		1,115	903	2,020
US operations		1,050	822	1,649
UK operations:
UK insurance operations		419	507	899
M&G		225	199	371
		644	706	1,270
Other income and expenditure		(304)	(285)	(554)
Solvency II implementation costs		(14)	(29)	(50)
Restructuring costs		(12)	(8)	(22)
Operating profit based on longer-term investment returns		2,479	2,109	4,313
Short-term fluctuations in investment returns	5	(808)	209	510
Mark to market value movements on core borrowings	9	203	(113)	(380)
Effect of changes in economic assumptions	6	684	(361)	(2)
(Loss) profit attaching to held for sale Japan Life business	7	(47)	5	21
Gain on acquisition of REALIC	4	-	-	453
Gain on dilution of Group's holdingsnote (ii)		-	42	42
Profit before tax attributable to shareholders (including actual
investment returns)		2,511	1,891	4,957
Tax attributable to shareholders' profit	11	(587)	(527)	(1,188)
Profit for the period attributable to equity holders of the Company		1,924	1,364	3,769

Notes

(i)     The Group has adopted new accounting standards on 'Joint arrangements' (IFRS 11) and amendments to IAS 19 'Employee benefits', from 1 January 2013. In addition, the Group agreed in July 2013 to sell, dependent on egulatory approval, its closed book life insurance business in Japan. Accordingly, the presentation of the 2012 comparative EEV basis results and related notes have been adjusted from those previously published for the retrospective application of these standards and for the effect of the Japan Life business sale agreement, as described in note 1. This approach has been adopted consistently throughout this supplementary information.

(ii) During 2012, M&G reduced its holding in PPM South Africa resulting in a reclassification from a subsidiary to an associate which gave rise to a gain on dilution of £42 million.

Earnings per share (in pence)		2013	2012*
	Note	Half year	Half year	Full year
Based on operating profit including longer-term investment returns, after related tax of £1,821 million (half year 2012: £1,541 million;
full year 2012: £3,174 million)*	12	71.5 p	60.8 p	124.9 p
Based on profit after tax of £1,924 million (half year 2012: £1,364 million;
full year 2012: £3,769 million)*	12	75.5 p	53.8 p	148.3 p
* As adjusted from 2012 results previously published for the adoption of IFRS 11 and revised IAS 19 - see note 1.

Dividends per share (in pence)		2013		2012
		Half year	Half year	Full year
Dividends relating to reporting period:
Interim dividend (2013 and 2012)		9.73 p	8.40 p	8.40 p
Final dividend (2012)		-	-	20.79 p
Total		9.73 p	8.40 p	29.19 p
Dividends declared and paid in reporting period:
Current year interim dividend		-	-	8.40 p
Final dividend for prior year		20.79 p	17.24 p	17.24 p
Total		20.79 p	17.24 p	25.64 p
Movement in shareholders' equity
		2013 £m	2012* £m
	Note	Half year	Half year	Full year
Profit for the period attributable to equity shareholders		1,924	1,364	3,769
Items taken directly to equity:
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the period		688	(124)	(467)
Related tax		5	(1)	(2)
Dividends		(532)	(440)	(655)
New share capital subscribed		1	14	17
Shareholders' share of actuarial and other gains and losses on defined
benefit pension schemes, net of related tax*		(26)	77	44
Reserve movements in respect of share-based payments		31	52	42
Treasury shares:
Movement in own shares in respect of share-based payment plans		25	5	(13)
Movement in Prudential plc shares purchased by unit trusts
consolidated under IFRS		2	3	36
Mark to market value movements on Jackson assets backing surplus and required capital:
Mark to market value movements arising during the period		(60)	28	53
Related tax		21	(10)	(18)
Net increase in shareholders' equity	10	2,079	968	2,806
Shareholders' equity at beginning of period	10	22,443	19,637	19,637
Shareholders' equity at end of period	10	24,522	20,605	22,443
* As adjusted from 2012 results previously published for the adoption of revised IAS 19 - see note 1.

	2013 £m			2012 £m
	30 Jun			30 Jun			31 Dec
Comprising:	Long- term business operations	Asset management and other operations	Total	Long- term business operations	Asset management and other operations	Total	Long- term business operations	Asset management and other operations	Total
Asia operations:
Net assets of operations	10,921	217	11,138	8,849	202	9,051	9,462	207	9,669
Acquired goodwill	244	61	305	237	61	298	239	61	300
	11,165	278	11,443	9,086	263	9,349	9,701	268	9,969
US operations:
Net assets of operations	6,638	127	6,765	5,257	108	5,365	6,032	108	6,140
Acquired goodwill	-	16	16	-	16	16	-	16	16
	6,638	143	6,781	5,257	124	5,381	6,032	124	6,156
UK insurance operations:
Net assets of operations	7,096	11	7,107	6,296	13	6,309	6,772	25	6,797
M&G:
Net assets of operations	-	511	511	-	348	348	-	392	392
Acquired goodwill	-	1,153	1,153	-	1,153	1,153	-	1,153	1,153
	-	1,664	1,664	-	1,501	1,501	-	1,545	1,545
	7,096	1,675	8,771	6,296	1,514	7,810	6,772	1,570	8,342
Other operations:
Holding company net
borrowings at market value	-	(2,580)	(2,580)	-	(2,258)	(2,258)	-	(2,282)	(2,282)
Other net assets	-	107	107	-	323	323	-	258	258
	-	(2,473)	(2,473)	-	(1,935)	(1,935)	-	(2,024)	(2,024)
Shareholders' equity at
end of period	24,899	(377)	24,522	20,639	(34)	20,605	22,505	(62)	22,443
Representing:
Net assets (liabilities)	24,655	(1,607)	23,048	20,402	(1,264)	19,138	22,266	(1,292)	20,974
Acquired goodwill	244	1,230	1,474	237	1,230	1,467	239	1,230	1,469
	24,899	(377)	24,522	20,639	(34)	20,605	22,505	(62)	22,443

	2013		2012
	30 Jun		30 Jun	31 Dec
Net asset value per share (in pence)
Based on EEV basis shareholders' equity of £24,522 million (half year 2012: £20,605 million; full year 2012: £22,443 million)	958p		806p	878p
Number of issued shares at period end (millions)	2,559		2,556	2,557

Annualised return on embedded value**	16%		16%	16%
** Annualised return on embedded value is based on EEV operating profit after related tax, as shown in note 12, as a percentage of opening EEV basis shareholders' equity. Half year profits are annualised by multiplying by two.

Summary statement of financial position
		2013 £m	2012* £m
	Note	30 Jun	30 Jun	31 Dec
Total assets less liabilities, before deduction for insurance funds**		286,583	250,903	271,768
Less insurance funds:**
Policyholder liabilities (net of reinsurers' share) and unallocated
surplus of with-profits funds		(276,958)	(241,611)	(261,409)
Less shareholders' accrued interest in the long-term business		14,897	11,313	12,084
		(262,061)	(230,298)	(249,325)
Total net assets	10	24,522	20,605	22,443

Share capital		128	127	128
Share premium		1,890	1,887	1,889
IFRS basis shareholders' reserves		7,607	7,278	8,342
Total IFRS basis shareholders' equity	10	9,625	9,292	10,359
Additional EEV basis retained profit	10	14,897	11,313	12,084
Total EEV basis shareholders' equity (excluding non-controlling interests)	10	24,522	20,605	22,443

* As adjusted from 2012 results previously published for the adoption of IFRS 11 - see note 1.

** Including liabilities in respect of insurance products classified as investment contracts under IFRS 4. For half year 2013 the policyholder liabilities of the held for sale Japan Life business are included in total assets less liabilities, before deduction for insurance funds.

Notes on the EEV basis results
1 Basis of preparation, methodology and accounting presentation
The EEV basis results have been prepared in accordance with the EEV Principles issued by the European Insurance CFO Forum in May 2004. Where appropriate, the EEV basis results include the effects of adoption of International Financial Reporting Standards (IFRS). The EEV basis results have been prepared on the basis of the current EU solvency regime.
The directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles. The EEV basis results for 2013 and 2012 half years are unaudited. Except for the presentational change for the results of the held for sale Japan Life business and the consequential effects of the changes in accounting policies for IFRS reporting in respect of employee benefits and joint venture operations, as described below, the 2012 full year results have been derived from the EEV basis results supplement to the Company's statutory accounts for 2012. The supplement included an unqualified audit report from the auditors.
Adjustment to the presentation of the 2012 comparative results for the effect of the agreement to sell Japan Life business and IFRS accounting pronouncements adopted in 2013
In July 2013 the Group agreed to sell, dependent on regulatory approval, its life insurance business in Japan which we closed to new business in 2010. Also, in half year 2013 the Group has adopted new accounting standards on 'Joint arrangements' (IFRS 11) and amendments to IAS 19 'Employee benefits', from 1 January 2013. Accordingly, the half year and full year 2012 comparative EEV basis results have been retrospectively adjusted from those previously published for the application of the IFRS standards and for the effect of the Japan Life business sale agreement. The tables below show the results on the previous and revised basis of reporting.

	Half year 2013 £m
	Under previous basis	Effect of change		Under new policies
		IFRS 11	IAS 19
	note (i)	note (ii)	note (iii)
Operating profit based on longer-term investment returns
Asia operations
Long-term business:
Before reclassification of held for sale Japan Life business	1,087	-	-	1,087
Reclassification of Japan Life business	(8)	-	-	(8)
	1,079	-	-	1,079
Eastspring investments	42	(4)	-	38
Other results	1,362		-	1,362
Total operating profit based on longer-term investment returns	2,483	(4)	-	2,479
Short-term fluctuations in investment returns:
Before reclassification of held for sale Japan Life business	(791)	-	(4)	(795)
Reclassification of Japan Life business	(13)	-	-	(13)
	(804)	-	(4)	(808)
Shareholders' share of actuarial and other gains and
losses on defined benefit pension schemes	(38)	-	38	-
Effect of changes in economic assumptions:
Before reclassification of held for sale Japan Life business	687	-	-	687
Reclassification of Japan Life business	(3)	-	-	(3)
	684	-	-	684
Loss attaching to held for sale Japan Life business:
Reclassification from operating profit based on longer-term
investment returns	8	-	-	8
Reclassification from short-term fluctuations in investment returns	13	-	-	13
Reclassification from effect of changes in economic assumptions	3	-	-	3
Remeasurement of carrying value of Japan Life business classified as held for sale	(71)	-	-	(71)
	(47)	-	-	(47)
Mark to market value movements on core borrowings	203	-	-	203
Profit before tax	2,481	(4)	34	2,511
Tax attributable to shareholders' profit	(583)	4	(8)	(587)
Profit for the period attributable to shareholders	1,898	-	26	1,924
Items taken directly to shareholders' equity	181	-	(26)	155
Net increase in shareholders' equity	2,079	-	-	2,079

Total EPS based on total profit after tax	74.5 p	-	1.0 p	75.5 p

Summary statement of financial position	30 Jun 2013 £m
	Under previous basis	Effect of change		Under new policies
		IFRS 11	IAS 19
	note (i)	note (ii)
Total net assets
Total assets less liabilities, before deduction for insurance funds:
Before reclassification of held for sale Japan Life business	290,883	(3,330)	-	287,553
Reclassification of Japan Life business	(970)	-	-	(970)
	289,913	(3,330)	-	286,583
Less insurance funds:
Policyholder liabilities (net of reinsurers' share)
and unallocated surplus of with-profits funds:
Before reclassification of held for sale Japan Life business	(281,258)	3,330	-	(277,928)
Reclassification of Japan Life business	970	-		970
	(280,288)	3,330	-	(276,958)
Less shareholders' accrued interest in the
long-term business	14,897	-	-	14,897
Total net assets	24,522	-	-	24,522
	Half year 2012 £m
	As reported under previous basis	Effect of change		Under new policies
		IFRS 11	IAS 19
	note (i)	note (ii)	note (iii)
Operating profit based on longer-term investment returns
Asia operations
Long-term business:
Before reclassification of held for sale Japan Life business	872	-	-	872
Reclassification of Japan Life business	2	-	-	2
	874	-	-	874
Eastspring investments	34	(2)	-	32
Other results	1,203	-	-	1,203
Total operating profit based on longer-term investment returns	2,111	(2)	-	2,109
Short-term fluctuations in investment returns:
Before reclassification of held for sale Japan Life business	225	-	1	226
Reclassification of Japan Life business	(17)	-	-	(17)
	208	-	1	209
Shareholders' share of actuarial and other gains and
losses on defined benefit pension schemes	103	-	(103)	-
Effect of changes in economic assumptions:
Before reclassification of held for sale Japan Life business	(371)	-	-	(371)
Reclassification of Japan Life business	10	-	-	10
	(361)	-	-	(361)
Profit attaching to held for sale Japan Life business:
Reclassification from operating profit based on longer-term
investment returns	(2)	-	-	(2)
Reclassification from short-term fluctuations in investment returns	17	-	-	17
Reclassification from effect of changes in economic assumptions	(10)	-	-	(10)
	5	-	-	5
Other items	(71)	-	-	(71)
Profit before tax	1,995	(2)	(102)	1,891
Tax attributable to shareholders' profit	(554)	2	25	(527)
Profit for the period attributable to shareholders	1,441	-	(77)	1,364
Items taken directly to shareholders' equity	(473)	-	77	(396)
Net increase in shareholders' equity	968	-	-	968

Total EPS based on total profit after tax	56.8 p	-	(3.0) p	53.8 p

Summary statement of financial position	30 Jun 2012 £m
	As reported under previous basis	Effect of change		Under new policies
		IFRS 11 note (ii)	IAS 19

Total net assets
Total assets less liabilities, before deduction for insurance funds	253,810	(2,907)	-	250,903
Less insurance funds:
Policyholder liabilities (net of reinsurers' share)
and unallocated surplus of with-profits funds	(244,518)	2,907	-	(241,611)
Less shareholders' accrued interest in the
long-term business	11,313	-	-	11,313
Total net assets	20,605	-	-	20,605

	Full year 2012 £m
	As reported under previous basis	Effect of change		Under new policies
		IFRS 11	IAS 19
	note (i)	note (ii)	note (iii)
Operating profit based on longer-term investment returns
Asia operations
Long-term business:
Before reclassification of held for sale Japan Life business	1,960	-	-	1,960
Reclassification of Japan Life business	(2)	-	-	(2)
	1,958	-	-	1,958
Eastspring investments	75	(6)	-	69
Other results	2,286	-	-	2,286
Total operating profit based on longer-term investment returns	4,319	(6)	-	4,313
Short-term fluctuations in investment returns:
Before reclassification of held for sale Japan Life business	538	-	5	543
Reclassification of Japan Life business	(33)	-	-	(33)
	505	-	5	510
Shareholders' share of actuarial and other gains and
losses on defined benefit pension schemes	62	-	(62)	-
Effect of changes in economic assumptions:
Before reclassification of held for sale Japan Life business	(16)	-	-	(16)
Reclassification of Japan Life business	14	-	-	14
	(2)	-	-	(2)
Profit attaching to held for sale Japan Life business:
Reclassification from operating profit based on longer-term
investment returns	2	-	-	2
Reclassification from short-term fluctuations in investment returns	33	-	-	33
Reclassification from effect of changes in economic assumptions	(14)	-	-	(14)
	21	-	-	21
Other items	115	-	-	115
Profit before tax	5,020	(6)	(57)	4,957
Tax attributable to shareholders' profit	(1,207)	6	13	(1,188)
Profit for the year attributable to shareholders	3,813	-	(44)	3,769
Items taken directly to shareholders' equity	(1,007)	-	44	(963)
Net increase in shareholders' equity	2,806	-	-	2,806

Total EPS based on total profit after tax	150.1 p	-	(1.8) p	148.3 p

Summary statement of financial position	31 Dec 2012 £m
	As reported under previous basis	Effect of change		Under new policies
		IFRS 11	IAS 19
		note (ii)
Total net assets
Total assets less liabilities, before deduction for insurance funds	274,863	(3,095)	-	271,768
Less insurance funds:
Policyholder liabilities (net of reinsurers' share)
and unallocated surplus of with-profits funds	(264,504)	3,095	-	(261,409)
Less shareholders' accrued interest in the
long-term business	12,084	-	-	12,084
Total net assets	22,443	-	-	22,443
Notes

(i)     Following the agreement in July 2013 to sell the Group's life insurance business in Japan, the results for the Japan Life business have been shown separately in the Group's analysis of profit - see note 7.

(ii)    Consistent with the requirements of IFRS 11, the Group's EEV pre-tax results now incorporate the post-tax results for asset management joint venture operations. For life insurance joint venture operations, the EEV results continue to be presented on a pre-tax basis, ie as for the Group's other insurance businesses.

(iii) Under the amended IAS 19 all actuarial gains and losses and related tax are recognised in the movement in shareholders' equity rather than in the summarised consolidated income statement.
(a) Covered business
The EEV results for the Group are prepared for 'covered business', as defined by the EEV Principles. Covered business represents the Group's long-term insurance business for which the value of new and in-force contracts is attributable to shareholders. The results for covered business, including the Group's investments in joint venture insurance operations, are presented on a pre-tax basis, with tax reported separately. The EEV basis results for the Group's covered business are then combined with the IFRS basis results of the Group's other operations. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal asset management.
The definition of long-term business operations is consistent with previous practice and comprises those contracts falling under the definition for regulatory purposes together with, for US operations, contracts that are in substance the same as guaranteed investment contracts (GICs) but do not fall within the technical definition.
With two principal exceptions, covered business comprises the Group's long-term business operations. The principal exceptions are as follows:

•      the closed Scottish Amicable Insurance Fund (SAIF), which is a ring-fenced sub-fund of the Prudential Assurance Company (PAC) long-term fund, established by a Court approved Scheme of Arrangement in October 1997.
        SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund.

•      the presentational treatment of the Group's principal defined benefit pension scheme, the Prudential Staff Pension Scheme (PSPS). The partial recognition of the surplus for PSPS is recognised in 'Other' operations, as described in  note 1(c)(vi).

A small amount of UK group pensions business is also not modelled for EEV reporting purposes.
(b) Methodology
(i) Embedded value
Overview
The embedded value is the present value of the shareholders' interest in the earnings distributable from assets allocated to covered business after sufficient allowance has been made for the aggregate risks in that business. The shareholders' interest in the Group's long-term business comprises:
• present value of future shareholder cash flows from in-force covered business (value of in-force business), less deductions for:
- the cost of locked-in required capital;
- the time value of cost of options and guarantees;
• locked-in required capital; and
• shareholders' net worth in excess of required capital (free surplus).

The value of future new business is excluded from the embedded value.

Notwithstanding the basis of presentation of results (as explained in note 1(c)(iv)) no smoothing of market or account balance values, unrealised gains or investment return is applied in determining the embedded value or profit before tax. Separately, the analysis of profit is delineated between operating profit based on longer-term investment returns and other constituent items (as explained in note 1(c)(i)).

Valuation of in-force and new business
The embedded value results are prepared incorporating best estimate assumptions about all relevant factors including levels of future investment returns, expenses, persistency and mortality. These assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the non-diversifiable risks associated with the cash flows that are not otherwise allowed for.

Best estimate assumptions
Best estimate assumptions are used for the cash flow projections, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain.
Assumptions required in the calculation of the value of options and guarantees, for example relating to volatilities and correlations, or dynamic algorithms linking liabilities to assets, have been set equal to the best estimates and, wherever material and practical, reflect any dynamic relationships between the assumptions and the stochastic variables.]

Principal economic assumptions
The EEV basis results for the Group's operations have been determined using economic assumptions where the long-term expected rates of return on investments and risk discount rates are set by reference to period end rates of return on government bonds.
Expected returns on equity and property asset classes and corporate bonds are derived by adding a risk premium, based on the Group's long-term view, to the risk-free rate.
The total profit that emerges over the lifetime of an individual contract as calculated using the embedded value basis is the same as that calculated under the IFRS basis. Since the embedded value basis reflects discounted future cash flows, under this methodology the profit emergence is advanced, thus more closely aligning the timing of the recognition of profits with the efforts and risks of current management actions, particularly with regard to business sold during the period.

New business
In determining the EEV basis value of new business, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

New business premiums reflect those premiums attaching to covered business, including premiums for contracts classified as investment products for IFRS basis reporting. New business premiums for regular premium products are shown on an annualised basis. Internal vesting business is classified as new business where the contracts include an open market option.

The contribution from new business represents profits determined by applying operating assumptions as at the end of the period.

For UK immediate annuity business and single premium Universal Life products in Asia, primarily Singapore, the new business contribution is determined by applying economic assumptions reflecting point of sale market conditions. This is consistent with how the business is priced as crediting rates are linked to yields on specific assets and the yield is locked-in when the assets are purchased at the point-of-sale of the policy. For other business within the Group, end of period economic assumptions are used.

New business profitability is a key metric for the Group's management of the development of the business. In addition, new business margins are shown by reference to annual premium equivalents (APE) and the present value of new business premiums (PVNBP). These margins are calculated as the percentage of the value of new business profit to APE and PVNBP. APE is calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. PVNBP is calculated as equalling single premiums plus the present value of expected premiums of new regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

Valuation movements on investments
With the exception of debt securities held by Jackson, investment gains and losses during the period (to the extent that changes in capital values do not directly match changes in liabilities) are included directly in the profit for the period and shareholders' equity as they arise.

The results for any covered business conceptually reflect the aggregate of the IFRS results and the movements on the additional shareholders' interest recognised on the EEV basis. Thus the start point for the calculation of the EEV results for Jackson, as for other businesses, reflects the market value movements recognised on the IFRS basis.

However, in determining the movements on the additional shareholders' interest, the basis for calculating the Jackson EEV result acknowledges that, for debt securities backing liabilities, the aggregate EEV results reflect the fact that the value of in-force business instead incorporates the discounted value of future spread earnings. This value is not affected generally by short-term market movements on securities that broadly speaking, are held for the longer-term.

Fixed income securities backing the free surplus and required capital for Jackson are accounted for at fair value. However, consistent with the treatment applied under IFRS for Jackson securities classified as available-for-sale, movements in unrealised appreciation on these securities are accounted for in equity rather than in the income statement, as shown in the movement in shareholders' equity.

Cost of capital
A charge is deducted from the embedded value for the cost of capital supporting the Group's long-term business. This capital is referred to as required capital. The cost is the difference between the nominal value of the capital and the discounted value of the projected releases of this capital allowing for investment earnings (net of tax) on the capital.

The annual result is affected by the movement in this cost from year-to-year which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off.

Where required capital is held within a with-profits long-term fund, the value placed on surplus assets in the fund is already discounted to reflect its release over time and no further adjustment is necessary in respect of required capital.

Financial options and guarantees
Nature of financial options and guarantees in Prudential's long-term business
Asia operations
Subject to local market circumstances and regulatory requirements, the guarantee features described below in respect of UK business broadly apply to similar types of participating contracts principally written in the PAC Hong Kong branch, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.

There are also various non-participating long-term products with guarantees. The principal guarantees are those for whole of life contracts with floor levels of policyholder benefits that accrue at rates set at inception and do not vary subsequently with market conditions.

US operations (Jackson)
The principal financial options and guarantees in Jackson are associated with the fixed annuity and variable annuity (VA) lines of business.

Fixed annuities provide that, at Jackson's discretion, it may reset the interest rate credited to policyholders' accounts, subject to a guaranteed minimum. The guaranteed minimum return varies from 1.0 per cent to 5.5 per cent for all periods throughout these results, depending on the particular product, jurisdiction where issued, and date of issue. For half year 2013 86 per cent (half year 2012: 85 per cent; full year 2012: 86 per cent) of the account values on fixed annuities are for policies with guarantees of 3 per cent or less. The average guarantee rate is 2.8 per cent for all periods throughout these results.

Fixed annuities also present a risk that policyholders will exercise their option to surrender their contracts in periods of rapidly rising interest rates, possibly requiring Jackson to liquidate assets at an inopportune time.

Jackson issues VA contracts where it contractually guarantees to the contract holder either: a) return of no less than total deposits made to the contract adjusted for any partial withdrawals; b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return; or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the specified contract anniversary. These guarantees include benefits that are payable at specified dates during the accumulation period (Guaranteed Minimum Withdrawal Benefit (GMWB)), as death benefits (Guaranteed Minimum Death Benefits (GMDB)) or as income benefits (Guaranteed Minimum Income Benefits (GMIB)). These guarantees generally protect the policyholder's value in the event of poor equity market performance. Jackson hedges the GMDB and GMWB guarantees through the use of equity options and futures contracts, and fully reinsures the GMIB guarantees.

Jackson also issues fixed index annuities that enable policyholders to obtain a portion of an equity-linked return while providing a guaranteed minimum return. The guaranteed minimum returns would be of a similar nature to those described above for fixed annuities.

UK insurance operations
For covered business the only significant financial options and guarantees in the UK insurance operations arise in the with-profits fund.

With-profits products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses - annual and final. Annual bonuses are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are guaranteed only until the next bonus declaration. The with-profits fund also held a provision on the Pillar I Peak 2 basis of £47 million at 30 June 2013 (30 June 2012: £90 million;31 December 2012: £47 million) to honour guarantees on a small number of guaranteed annuity option products.

The only material guaranteed surrender values relate to investments in the PruFund range of with-profits funds. For these products the policyholder can choose to pay an additional management charge. In return, at the selected guarantee date, the fund will be increased if necessary to a guaranteed minimum value (based on the initial investment adjusted for any prior withdrawals). The with-profits fund held a reserve of £52 million at 30 June 2013 (30 June 2012: £65 million; 31 December 2012: £52 million) in respect of this guarantee.

The Group's main exposure to guaranteed annuity options in the UK is through the non-covered business of SAIF. A provision on the Pillar I Peak 2 basis of £325 million was held in SAIF at half year 2013 (half year 2012: £403 million; full year 2012: £371 million) to honour the guarantees. As described in note 1(a) above, the assets and liabilities are wholly attributable to the policyholders of the fund. Therefore the movement in the provision has no direct impact on shareholders.

Time value
The value of financial options and guarantees comprises two parts. One is given by a deterministic valuation on best estimate assumptions (the intrinsic value). The other part arises from the variability of economic outcomes in the future (the time value).

Where appropriate, a full stochastic valuation has been undertaken to determine the time value of the financial options and guarantees.

The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations. Assumptions specific to the stochastic calculations reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of long-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with an allowance for correlation between the various asset classes. Details of the key characteristics of each model are given in notes 15(iv),(v) and (vi).

In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to investment allocation decisions, levels of reversionary and terminal bonuses and credited rates. Bonus rates are projected from current levels and varied in accordance with assumed management actions applying in the emerging investment and fund solvency conditions.

In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options actually available to management. For the PAC with-profits fund, the actions assumed are consistent with those set out in the Principles and Practices of Financial Management which explains how regular and final bonus rates within the discretionary framework are determined, subject to the general legislative requirements applicable.

(ii) Level of required capital
In adopting the EEV Principles, Prudential has based required capital on its internal targets for economic capital subject to it being at least the local statutory minimum requirements. For with-profits business written in a segregated life fund, as is the case in Asia and the UK, the capital available in the fund is sufficient to meet the required capital requirements. For shareholder-backed business the following capital requirements apply:

• Asia operations: the level of required capital has been set to an amount at least equal to higher of local statutory requirements and the economic capital requirement;

•    US operations: the level of required capital has been set at 250 per cent (half year and full year 2012: 235 per cent) of the risk-based capital required by the National Association of Insurance Commissioners (NAIC) at the Company
     Action Level (CAL); and

• UK insurance operations: the capital requirements are set at the higher of Pillar I and Pillar II requirements for shareholder-backed business of UK insurance operations as a whole.

(iii) Allowance for risk and risk discount rates
Overview
Under the EEV Principles, discount rates used to determine the present value of future cash flows are set equal to risk-free rates plus a risk margin. The risk margin should reflect any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation. Prudential has selected a granular approach to better reflect differences in market risk inherent in each product group. The risk discount rate so derived does not reflect an overall Group market beta but instead reflects the expected volatility associated with the cash flows for each product category in the embedded value model.

Since financial options and guarantees are explicitly valued under the EEV methodology, discount rates under EEV are set excluding the effect of these product features.

The risk margin represents the aggregate of the allowance for market risk, additional allowance for credit risk where appropriate, and allowance for non-diversifiable non-market risk. No allowance is required for non-market risks where these are assumed to be fully diversifiable.

Market risk allowance
The allowance for market risk represents the beta multiplied by an equity risk premium. Except for UK shareholder-backed annuity business (as explained below) such an approach has been used for all of the Group's businesses.

The beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product cash flows. These are determined by considering how the profits from each product are affected by changes in expected returns on various asset classes. By converting this into a relative rate of return it is possible to derive a product specific beta.
Product level betas reflect the most recent product mix to produce appropriate betas and risk discount rates for each major product grouping.

Additional credit risk allowance

The Group's methodology is to allow appropriately for credit risk. The allowance for total credit risk is to cover:

• expected long-term defaults;
• credit risk premium (to reflect the volatility in downgrade and default levels); and
• short-term downgrades and defaults.

These allowances are initially reflected in determining best estimate returns and through the market risk allowance described above. However, for those businesses which are largely backed by holdings of debt securities these allowances in the projected returns and market risk allowances may not be sufficient and an additional allowance may be appropriate.

The practical application of the allowance for credit risk varies depending upon the type of business as described below.

Asia operations
For Asia operations, the allowance for credit risk incorporated in the projected rates of return and the market risk allowance are sufficient. Accordingly no additional allowance for credit risk is required.

In half year 2013 and full year 2012 projected rates of return for holdings of corporate bonds comprise the risk-free rate plus an assessment of long-term spread over the risk-free rate. This basis aligns with the approach for UK with-profit holdings of corporate bonds and, more generally, is consistent with the use of long-term risk premiums for holdings of other categories of investments across the Group's operations. For half year 2012 market spreads at the reporting date, rather than long-term spreads, were applied. The main effects of the change are for holdings in Hong Kong, Korea, Malaysia and Singapore.

US operations (Jackson)
For Jackson business, the allowance for long-term defaults is reflected in the risk margin reserve (RMR) charge which is deducted in determining the projected spread margin between the earned rate on the investments and the policyholder crediting rate.

The risk discount rate incorporates an additional allowance for credit risk premium and short-term downgrades and defaults. In determining this allowance a number of factors have been considered. These factors, in particular, include:

•     How much of the credit spread on debt securities represents an increased credit risk not reflected in the RMR long-term default assumptions, and how much is liquidity premium (which is the premium required by investors to compensate for the risk of longer-term investments which cannot be easily converted into cash, and converted at the fair market value). In assessing this effect, consideration has been given to a number of approaches to estimating the liquidity premium by considering recent statistical data; and

•     Policyholder benefits for Jackson fixed annuity business are not fixed. It is possible in adverse economic scenarios to pass on a component of credit losses to policyholders (subject to guarantee features) through lower investment return rates credited to policyholders. Consequently, it is only necessary to allow for the balance of the credit risk in the risk discount rate.

After taking these and related factors into account and based on market conditions, the risk discount rate for general account business includes an additional allowance of 150 basis points (half year 2012: 200 basis points; full year 2012: 150 basis points) for credit risk. For VA business, the additional allowance has been set at one-fifth (equivalent to 30 basis points (half year 2012: 40 basis points; full year 2012: 30 basis points)) of the non-VA business to reflect the proportion of the VA business that is allocated to holdings of general account debt securities. The level of the additional allowance is assessed at each reporting period to take account of prevailing credit conditions and as the business in force alters over time.

The level of allowance differs from that for UK annuity business for investment portfolio differences and to take account of the management actions available in adverse economic scenarios to reduce crediting rates to policyholders, subject to guarantee features of the products.

UK operations
(1) Shareholder-backed annuity business
For Prudential's UK shareholder-backed annuity business, Prudential has used a market consistent embedded value (MCEV) approach to derive an implied risk discount rate which is then applied to the projected best estimate cash flows.

In the annuity MCEV calculations, the future cash flows are discounted using the swap yield curve plus an allowance for liquidity premium based on Prudential's assessment of the expected return on the assets backing the annuity liabilities after allowing for expected long-term defaults, a credit risk premium, an allowance for a 1 notch downgrade of the portfolio subject to credit risk and an allowance for short-term defaults. For the purposes of presentation in the EEV results, the results on this basis are reconfigured. Under this approach the projected earned rate of return on the debt securities held is determined after allowing for expected long-term defaults and, where necessary, an additional allowance for an element of short-term downgrades and defaults to bring the allowance in the earned rate up to best estimate levels. The allowances for credit risk premium, 1 notch downgrade and the remaining element of short-term downgrade and default allowances are incorporated into the risk margin included in the discount rate, as shown in note 15(iii).

(2) With-profits fund non-profit annuity business
For UK non-profit annuity business including that written by Prudential Annuities Limited (PAL) the basis for determining the aggregate allowance for credit risk is consistent with that applied for UK shareholder-backed annuity business (as described above). The allowance for credit risk in PAL is taken into account in determining the projected cash flows to the with-profits fund, which are in turn discounted at the risk discount rate applicable to all of the projected cash flows of the fund.

(3) With-profits fund holdings of debt securities
The UK with-profits fund holds debt securities as part of its investment portfolio backing policyholder liabilities and unallocated surplus. The assumed earned rate for with-profit holdings of corporate bonds is defined as the risk-free rate plus an assessment of the long-term spread over gilts, net of expected long-term defaults. This approach is similar to that applied for equities and properties for which the projected earned rate is defined as the risk-free rate plus a long-term risk premium.

Allowance for non-diversifiable non-market risks
The majority of non-market and non-credit risks are considered to be diversifiable. Finance theory cannot be used to determine the appropriate component of beta for non-diversifiable non-market risks since there is no observable risk premium associated with it that is akin to the equity risk premium. Recognising this, a pragmatic approach has been applied.

A base level allowance of 50 basis points is applied to cover the non-diversifiable non-market risks associated with the Group's businesses. For the Group's US business and UK business other than shareholder-backed annuity, no additional allowance is necessary. For UK shareholder-backed annuity business a further allowance of 50 basis points is used to reflect the longevity risk which is of particular relevance. For the Group's Asia operations in China, India, Indonesia, Philippines, Taiwan, Thailand and Vietnam, additional allowances are applied for emerging market risk ranging from 100 to 250 basis points.

(iv) With-profits business and the treatment of the estate
The proportion of surplus allocated to shareholders from the PAC with-profits fund has been based on the present level of 10 per cent. The value attributed to the shareholders' interest in the estate is derived by increasing final bonus rates (and related shareholder transfers) so as to exhaust the estate over the lifetime of the in-force with-profits business. In any scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders. Similar principles apply, where appropriate, for other with-profits funds of the Group's Asia operations.

(v) Debt capital
Core structural debt liabilities are carried at market value. As the liabilities are generally held to maturity or for the long-term, no deferred tax asset or liability has been established on the difference, compared to the IFRS carrying value. Accordingly, no deferred tax credit or charge is recorded in the results for the reporting period in respect of the mark to market value adjustment.

(vi) Foreign currency translation
Foreign currency profits and losses have been translated at average exchange rates for the period. Foreign currency assets and liabilities have been translated at period end rates of exchange. The purpose of translating the profits and losses at average exchange rates, notwithstanding the fact that EEV profit represents the incremental value added on a discounted cash flow basis, is to maintain consistency with the methodology applied for IFRS basis reporting.

(c) Accounting presentation
(i) Analysis of profit before tax
To the extent applicable, the presentation of the EEV profit for the period is consistent with the basis that the Group applies for analysis of IFRS basis profits before shareholder taxes between operating and non-operating results. Operating results reflect the underlying results including longer-term investment returns (which are determined as described in note 1(c)(ii) below) and incorporate the following:
• new business contribution, as defined in note 1(b)(i);
• unwind of discount on the value of in-force business and other expected returns, as described in note 1(c)(iv) below;
• the impact of routine changes of estimates relating to non-economic assumptions, as described in note 1(c)(iii) below; and
• non-economic experience variances, as described in note 1(c)(v) below.

Non-operating results comprise the recurrent items of short-term fluctuations in investment returns, the mark to market value movements on core borrowings and the effect of changes in economic assumptions.

On 16 July 2013, the Group agreed, dependent on regulatory approval, to sell its Japan Life business. For half year 2013, the effect of the change in carrying value and the results for the business have been presented separately in the Group's analysis of profit. For half year and full year 2012, operating profits based on longer-term investment returns excluded the gain on dilution of the Group holding's in PPM South Africa and in full year 2012 excluded the gain recognised on the acquisition of REALIC.

(ii) Operating profit
For the investment element of the assets covering the net worth of long-term insurance business, investment returns are recognised in operating results at the expected long-term rate of return. These expected returns are calculated by reference to the asset mix of the portfolio. For the purpose of calculating the longer-term investment return to be included in the operating result of the PAC with-profits fund of UK operations, where assets backing the liabilities and unallocated surplus are subject to market volatility, asset values at the beginning of the reporting period are adjusted to remove the effects of short-term market movements as explained in note 1(c)(iv) below.

For the purpose of determining the long-term returns for debt securities of US operations for fixed annuity and other general account business, a risk margin charge is included which reflects the expected long-term rate of default based on the credit quality of the portfolio. For Jackson, interest-related realised gains and losses are amortised to the operating results over the maturity period of the sold bonds and for equity-related investments, a long-term rate of return is assumed, which reflects the aggregation of end of period risk-free rates and equity risk premium. For US variable annuity separate account business, operating profit includes the unwind of discount on the opening value of in-force adjusted to reflect end of period projected rates of return with the excess or deficit of the actual return recognised within non-operating profit, together with the related hedging activity.

For UK annuity business, rebalancing of the asset portfolio backing the liabilities to policyholders may, from time to time, take place to align it more closely with the internal benchmark of credit quality that management applies. Such rebalancing will result in a change in the projected yield on the asset portfolio and the allowance for default risk. The net effect of these changes is included in the result for the period.

(iii) Effect of changes in operating assumptions
Operating profit includes the effect of changes to operating assumptions on the value of in-force at the end of the period. For presentational purposes, the effect of change is delineated to show the effect on the opening value of in-force with the experience variance being determined by reference to the end of period assumptions.

(iv) Unwind of discount and other expected returns
The unwind of discount and other expected returns is determined by reference to the value of in-force business, required capital and surplus assets at the start of the period as adjusted for the effect of changes in economic and operating assumptions reflected in the current period.

For UK insurance operations the amount included within operating results based on longer-term investment returns represents the unwind of discount on the value of in-force business at the beginning of the period (adjusted for the effect of current period assumption changes), the unwind of discount on the additional value representing the shareholders' share of smoothed surplus assets retained within the PAC with-profits fund (as explained in note 1(c)(ii) above), and the expected return on shareholders' assets held in other UK long-term business operations. Surplus assets retained within the PAC with-profits fund are smoothed for this purpose to remove the effects of short-term investment volatility from operating results. In the summary statement of financial position and for total profit reporting, asset values and investment returns are not smoothed. At 30 June 2013 the shareholders' interest in the smoothed surplus assets used for this purpose only, were £25 million lower (30 June 2012: £9 million higher; 31 December 2012: £121 million lower) than the surplus assets carried in the statement of financial position.

(v) Operating experience variances
Operating profits include the effect of experience variances on non-economic assumptions, which are calculated with reference to the embedded value assumptions at the end of the reporting period, such as persistency, mortality and morbidity, expenses and other factors. Further details of these assumptions are shown in notes 15(vii),(viii) and (ix).

(vi) Pension costs
Profit before tax
Movements on the shareholders' share of surpluses (to the extent not restricted by IFRIC 14) and deficits of the Group's defined benefit pension schemes adjusted for contributions paid in the period are recorded within Other Comprehensive Income. Consistent with the basis of distribution of bonuses and the treatment of the estate described in notes 1(b)(i) and (iv), the shareholders' share incorporates 10 per cent of the proportion of the financial position attributable to the PAC with-profits fund. The financial position is determined by applying the requirements of IAS 19.

Actuarial and other gains and losses of defined benefit pension schemes
For the Group's defined benefit pension schemes the EEV results reflect the IAS 19 position booked for IFRS reporting. Consistent with this approach, to the extent of recognition of any surplus, the actuarial and other gains and losses include:

• the difference between actual and expected return on the scheme assets;
• experience gains and losses on scheme liabilities;
• the impact of altered economic and other assumptions on the discounted value of scheme liabilities; and
• for pension schemes where the IAS 19 position reflects a deficit funding obligation, actuarial and other gains and losses includes the movement in estimates of deficit funding requirements.

In addition, this item includes the effect of partial recognition of the Prudential Staff Pension Scheme surplus that arose at full year 2012. This partial recognition reflects the impact of the 5 April 2011 triennial valuation that was completed in 2012. Under that valuation there was sufficient actuarial surplus to permit a reduction in employer contributions to the minimum level under the trust deed rules, thereby allowing recoverability of part of the surplus in future periods.

These items are recorded net of tax in the movement in shareholders' equity, consistent with the IFRS basis of presentation under the revised IAS 19.

(vii) Effect of changes in economic assumptions
Movements in the value of in-force business at the beginning of the period caused by changes in economic assumptions, net of the related change in the time value of cost of option and guarantees, are recorded in non-operating results.

(viii) Taxation
The profit for the period for covered business is in most cases calculated initially at the post-tax level. The post-tax profit for covered business is then grossed up for presentation purposes at the rates of tax applicable to the countries and periods concerned. In the UK the rate applied for half year 2013 is 23 per cent (half year 2012: 24 per cent; full year 2012: 23 per cent). For Jackson, the US federal tax rate of 35 per cent is applied to gross up movements on the value of in-force business. The overall tax rate includes the impact of tax effects determined on a local regulatory basis. For Asia, similar principles apply subject to the availability of taxable profits. Tax payments and receipts included in the projected cash flows to determine the value of in-force business are calculated using rates that have been substantively enacted by the end of the reporting period. Possible future changes of rate are not anticipated. See note 15(ix) for further details.

(ix) Inter-company arrangements
The EEV results for covered business incorporate the effect of the reinsurance arrangement of non-profit immediate pension annuity liabilities of SAIF (which is not covered business) to PRIL. In addition, the free surplus and value of in-force business are calculated after taking account of the impact of contingent loan arrangements between Group companies (movements in the contingent loan liability are reflected via the projected cash flows in the value of in-force and the related funding is reflected in free surplus).

(x) Foreign exchange rates
Foreign currency results have been translated as discussed in note 1(b)(vi), for which the principal exchange rates are as follows:

Local currency: £	Closing rate at 30 Jun 2013	Average rate for the 6 months to 30 Jun 2013	Closing rate at 30 Jun 2012	Average rate for the 6 months to 30 Jun 2012	Closing rate at 31 Dec 2012	Average rate for the 12 months to 31 Dec 2012
China	9.31	9.56	9.97	9.97	10.13	10.00
Hong Kong	11.76	11.98	12.17	12.24	12.60	12.29
India	90.13	84.94	87.57	82.27	89.06	84.70
Indonesia	15,053.25	15,024.12	14,731.67	14,460.30	15,665.76	14,842.01
Korea	1,732.15	1,703.47	1,796.42	1,800.16	1,740.22	1,785.07
Malaysia	4.79	4.75	4.98	4.87	4.97	4.89
Singapore	1.92	1.92	1.99	1.99	1.99	1.98
Taiwan	45.46	45.78	46.87	46.77	47.20	46.88
Thailand	47.04	46.07	49.81	49.11	49.72	49.26
Vietnam	32,161.63	32,305.17	32,788.45	32,937.67	33,875.42	33,083.59
US	1.52	1.54	1.57	1.58	1.63	1.58

2 Analysis of new business contribution

	2013 £m
	Half year
			Annual premium and contribution equivalents (APE)	Present value of new business premiums (PVNBP)	Pre-tax new business contribution
	New business premiums					New business margin
	Single	Regular				APE %	PVNBP %

Asia operations	1,097	899	1,010	5,524	659	65	11.9
US operations	7,957	1	797	7,957	479	60	6.0
UK insurance operations	2,435	112	355	2,943	130	37	4.4
Total	11,489	1,012	2,162	16,424	1,268	59	7.7

	2012 £m
	Half year
			Annual premium and contribution equivalents	Present value of new business premiums	Pre-tax new business contribution
	New business premiums					New business margin
	Single	Regular				APE %	PVNBP %
Asia operations	669	832	899	4,725	547	61	11.6
US operations	7,119	8	719	7,180	442	61	6.2
UK insurance operations	2,960	116	412	3,495	152	37	4.3
Total	10,748	956	2,030	15,400	1,141	56	7.4

	2012 £m
	Full year
			Annual premium and contribution equivalents	Present value of new business premiums	Pre-tax new business contribution
	New business premiums					New business margin
	Single	Regular				APE %	PVNBP %
Asia operations	1,568	1,740	1,897	10,544	1,266	67	12.0
US operations	14,504	12	1,462	14,600	873	60	6.0
UK insurance operations	6,286	207	836	7,311	313	37	4.3
Total	22,358	1,959	4,195	32,455	2,452	58	7.6

	New business contribution
	2013 £m	2012 £m
	Half year	Half year	Full year
Asia operations:
China	17	14	26
Hong Kong	162	101	210
India	10	10	19
Indonesia	228	179	476
Korea	19	19	26
Taiwan	16	17	48
Other	207	207	461
Total Asia operations	659	547	1,266

3 Operating profit from business in force
(i) Group Summary

	2013 £m
	Half year
	Asia operations	US operations	UK insurance operations	Total
	note (ii)	note (iii)	note (iv)
Unwind of discount and other expected returns	400	287	267	954
Effect of changes in operating assumptions	(13)	70	-	57
Experience variances and other items	33	180	7	220
Total	420	537	274	1,231

	2012* £m
	Half year
	Asia operations	US operations	UK insurance operations	Total
	note (ii)	note (iii)	note (iv)
Unwind of discount and other expected returns	318	198	245	761
Effect of changes in operating assumptions	(3)	35	43	75
Experience variances and other items	12	130	50	192
Total	327	363	338	1,028
* As adjusted for the effect of the Japan Life business sale agreement - see note 1.

	2012* £m
	Full year
	Asia operations	US operations	UK insurance operations	Total
	note (ii)	note (iii)	note (iv)
Unwind of discount and other expected returns	595	412	482	1,489
Effect of changes in operating assumptions	22	35	87	144
Experience variances and other items	75	290	(16)	349
Total	692	737	553	1,982
* As adjusted for the effect of the Japan Life business sale agreement - see note 1.

(ii) Asia operations

	2013 £m	2012* £m
	Half year	Half year	Full year
Unwind of discount and other expected returnsnote (a)	400	318	595
Effect of changes in operating assumptions:
Mortality and morbiditynote (b)	4	2	79
Persistency and withdrawalsnote (c)	(6)	-	(24)
Expensenote (d)	2	-	(45)
Other	(13)	(5)	12
	(13)	(3)	22
Experience variance and other items:
Mortality and morbiditynote (e)	29	34	57
Persistency and withdrawalsnote (f)	(4)	(14)	52
Expensenote (g)	(15)	(25)	(30)
Other	23	17	(4)
	33	12	75
Total Asia operations	420	327	692
* As adjusted for the effect of the Japan Life business sale agreement - see note 1.
Notes

(a)   The increase in unwind of discount and other expected returns of £82 million from £318 million in half year 2012 to £400 million in half year 2013 mainly reflects the £68 million effect of the growth in the opening in-force value
        (adjusted for assumption changes) on which the discount rates are applied, combined with the £7 million effect of an increase in return on net worth and the £7 million effect of higher risk discount rates, driven by the increase in long-term interest rates.

(b)   In full year 2012 the credit of £79 million for mortality and morbidity assumption changes primarily reflected mortality improvements in Hong Kong and Singapore and revised assumptions for critical illness business in Singapore.

(c) In full year 2012 the charge of £(24) million for persistency and withdrawals reflected a number of offsetting items including adjustments in respect of partial withdrawals in Malaysia.
(d) In full year 2012 the charge of £(45) million for expense assumption changes principally arose in Malaysia and reflected changes to the pension entitlements of agents.

(e)   The favourable effect of mortality and morbidity experience in half year 2013 of £29 million (half year 2012: £34 million; full year 2012: £ 57 million) reflects continued better than expected experience, principally arising in Hong
        Kong, Indonesia, Malaysia and Singapore.

(f)   The persistency and withdrawals experience variance of £(4) million in half year 2013 reflects the net effect of small variances across the territories. The positive experience variance of £52 million in full year 2012 reflected a combination of favourable experience in Hong Kong and Indonesia.

(g)  The negative expense experience variance of £(15) million in half year 2013 (half year 2012: £(25) million; full year 2012: £(30) million) principally reflects expense overruns for operations which are currently sub-scale (China,
       Malaysia Takaful and Taiwan) and in India where the business model is being adapted in response to the regulatory changes introduced in recent years.

(iii) US operations

	2013 £m	2012 £m
	Half year	Half year	Full year
Unwind of discount and other expected returnsnote (a)	287	198	412
Effect of changes in operating assumptions:
Persistencynote (b)	73	45	45
Othernote (c)	(3)	(10)	(10)
	70	35	35
Experience variances and other items:
Spread experience variancenote (d)	125	98	205
Amortisation of interest-related realised gains and lossesnote (e)	45	44	91
Other	10	(12)	(6)
	180	130	290
Total US operations	537	363	737
Notes

(a)  The increase in unwind of discount and other expected returns of £89 million from £198 million for half year 2012 to £287 million in half year 2013 includes the £71 million effect of the increase in opening value of in-force business
      (after economic assumption changes and including £23 million in respect of the acquired REALIC book) together with the positive effect of higher risk discount rates of £18 million.

(b)  The effect of changes in persistency assumptions of £73 million in half year 2013 (half year and full year 2012: £45 million) primarily relates to a reduction in lapse rates from the end of the surrender charge period, principally for
       VA business.

(c)  Other changes in operating assumptions include the effect of changes in mortality assumptions, the capitalised effect of changes in projected policyholder variable annuity fees and the effect of other regular updates to reflect experience. In half year and full year 2012 the effect of changes in mortality assumptions also included the beneficial effect of the explicit modelling of projected mortality improvement.

(d)  The spread assumption for Jackson is determined on a longer-term basis, net of provision for defaults. The spread experience variance in half year 2013 of £125 million (half year 2012: £98 million; full year 2012: £205 million)
       includes the positive effect of transactions undertaken to more closely match the overall asset and liability duration.

(e)  The amortisation of interest-related gains and losses reflects the fact that when bonds that are neither impaired nor deteriorating are sold and reinvested there will be a consequent change in the investment yield. The realised gain or loss is amortised into the result over the period when the bonds would have otherwise matured to better reflect the long-term returns included in operating profits.

(iv) UK insurance operations

	2013 £m	2012 £m
	Half year	Half year	Full year
Unwind of discount and other expected returnsnote (a)	267	245	482
Effect of change in UK corporate tax ratenote (b)	-	43	87
Other itemsnote (c)	7	50	(16)
Total UK insurance operations	274	338	553
Notes

(a)   The increase in unwind of discount and other expected returns of £22 million from £245 million in half year 2012 to £267 million for half year 2013 reflects a £14 million effect of higher discount rates, driven by the increase in gilt rates, together with an effect of £8 million arising from the growth in the opening value of in-force.

(b)   For half year and full year 2012, the beneficial effect of the change in UK corporate tax rates of £43 million and £87 million respectively, reflects the reduction in corporate rates enacted in that period (half year 2012: from 25 to 24 per cent, full year 2012: from 25 to 23 per cent). Consistent with the Group's approach of grossing up the movement in the net of tax value of in-force for shareholder tax, the £43 million (full year 2012: £87 million) benefit is presented gross. No changes to UK corporation tax rates were enacted during the first half of 2013.

(c)   The credit of £50 million in half year 2012 included £31 million in respect of the effect of portfolio rebalancing for annuity business. The negative effect of £(16) million in full year 2012 included a charge of £(52) million for the strengthening of mortality assumptions, net of reserve releases and the effects of portfolio rebalancing for annuity business.

4 Acquisition of bancassurance partnership agreement and subsidiaries

2013
Partnership agreement with Thanachart bank and purchase of Thanachart Life Assurance Company Limited

On 3 May 2013, the agreement Prudential plc, through its subsidiary Prudential Life Assurance (Thailand) Public Company Limited (Prudential Thailand),entered into in November 2012 to establish an exclusive 15-year partnership with Thanachart Bank Public Company limited ('Thanachart Bank') to develop jointly their bancassurance business in Thailand was launched. At the same time Prudential Thailand completed the acquisition of 100 per cent of the voting interest inThanachart Life Assurance Company Limited ('Thanachart Life'), a wholly-owned life insurance subsidiary of Thanachart Bank.

The consideration for the transaction is THB 18.981 billion (£412 million), of which THB 17.500 billion (£380 million) was settled in cash on completion in May 2013 with a further payment of THB 0.946 billion (£20 million), for adjustments to reflect the net asset value as at completion date, paid in July 2013. In addition a deferred payment of THB 0.535 billion (£12 million) is payable 12 months after completion. The acquired assets are comprised of:

£m
Acquired assets:
Net worth (including acquisition of distribution rights)	386
Value of in force acquired	26
Transaction consideration	412

The purchase consideration paid was equivalent to the fair value of the acquired assets and liabilities assumed. No goodwill has been recognised.

2012
Acquisition of Reassure America Life Insurance Company (REALIC)

On 4 September 2012, the Group through its indirect wholly-owned subsidiary, Jackson National Life Insurance Company completed the acquisition of 100 per cent issued share capital of SRLC America Holding Corp. and its primary operating subsidiary, Reassure America Life Insurance Company (REALIC). REALIC is a US-based insurance company whose business model was to acquire, through purchase or reinsurance, closed blocks of insurance business, primarily life assurance risks. REALIC did not and does not write new business. The purchase consideration, which remains subject to final agreement under the terms of the transaction with Swiss Re, is £370 million (US$587 million).

In full year 2012, the gain of £453 million arising from the acquisition of REALIC was excluded from the Group's EEV operating profit based on longer-term investment returns.

5 Short-term fluctuations in investment returns

Short-term fluctuations in investment returns, net of the related change in the time value of cost of options and guarantees, arise as follows:

(i) Group Summary
	2013 £m	2012* £m
	Half year	Half year	Full year
Insurance operations:
Asianote (ii)	(282)	199	362
USnote (iii)	(404)	(62)	(254)
UKnote (iv)	(92)	25	315
	(778)	162	423
Other operations:
Othernote (v)	(30)	62	119
Economic hedge value movementnote (vi)	-	(15)	(32)
Total	(808)	209	510
*As adjusted from 2012 results previously published for the adoption of revised IAS 19 and the effect of the Japan Life business sale agreement - see note 1.
(ii) Asia operations

For half year 2013, the negative short-term fluctuations in investment returns of £(282) million principally arise in Hong Kong of £(158) million and in Singapore of £(127) million, primarily reflecting unrealised value reductions on bonds, driven by the increase in long-term interest rates.

For half year 2012, the positive short-term fluctuations in investment returns of £199 million in Asia operations mainly reflected unrealised gains on bonds, principally arising in Vietnam of £59 million, Hong Kong of £51 million, Singapore of £40 million and Taiwan of £25 million, together with an unrealised gain of £13 million on the Group's 7.74 per cent stake in China Life Insurance Company of Taiwan which was sold during the second half of 2012.

For full year 2012, the positive short-term fluctuations in investment returns of £362 million in Asia operations were driven by unrealised gains on bonds and higher equity markets, principally arose in Hong Kong of £139 million mainly relating to positive returns on bonds backing participating business, Singapore of £114 million primarily relating to increasing future expected fee income for unit-linked business and unrealised gains on bonds, Taiwan of £56 million for unrealised gains on bonds and CDOs and India of £30 million.

(iii)	US operations
	The short-term fluctuations in investment returns for US operations comprise the following items:
		2013 £m	2012 £m
		Half year	Half year	Full year
	Investment return related experience on fixed income securitiesnote (a)	12	(45)	(99)
	Investment return related impact due to changed expectation of profits on in-force
	variable annuity business in future periods based on current period separate account return, net of related hedging activity note (b)	(472)	(42)	(183)
	Actual less long-term return on equity based investments and other items	56	25	28
		(404)	(62)	(254)
Notes
(a) The credit (charge) relating to fixed income securities comprises the following elements:
- the excess of actual realised gains (losses) over the amortisation of interest related realised gains and losses recorded in the profit and loss account;
- credit loss experience (versus the longer-term assumption); and
- the impact of de-risking activities within the portfolio.
(b) This item reflects the net impact of:
- variances in projected future fees and future benefit costs arising from the effect of market fluctuations on the growth in separate account asset values in the current reporting period; and
- related hedging activity arising from realised and unrealised gains and losses on equity related hedges and interest rate options.

In half year 2013 there was a 6.65 per cent composite rate of return for the variable annuity separate account assets (principally equities and bonds) compared with an assumed longer-term rate of return of 3.0 per cent for the period. Consequently, the asset values and therefore projected future fees at 30 June 2013 were higher than assumed. However, net of the impact of related hedging effects there is a short-term fluctuation of £(472) million.

(iv)	UK insurance operations

	The short-term fluctuations in investment returns for UK insurance operations arise from the following types of business:

		2013 £m	2012 £m
		Half year	Half year	Full year
	With-profitsnote (a)	(55)	58	285
	Shareholder-backed annuitynote (b)	(63)	(1)	(3)
	Unit-linked and other	26	(32)	33
		(92)	25	315
Notes

(a)   In half year 2013 a return of 3.3 per cent on policyholder asset shares was achieved (half year 2012: 3.5 per cent; full year 2012: 10.5 per cent). The short-term fluctuations in investment returns for with-profits business include the impact of the difference between the actual earned and expected rates of return for the policyholder asset shares and unallocated surplus of the fund.

             For full year 2012 the credit of £285 million reflected a return on policyholder asset shares and unallocated surplus of the fund of 9.8 per cent against an expected rate of 5.0 per cent for the year.

(b)   Short-term fluctuations in investment returns for shareholder-backed annuity business comprise: (1) losses on surplus assets reflecting increases in corporate bond and gilt yields; (2) the difference between actual and expected default experience; and (3) the effect of mismatching for assets and liabilities of different durations and other short-term fluctuations in investment returns.

(v) Other items

Short-term fluctuations of Other operations in half year 2013 of £(30) million (half year 2012: £62 million; full year 2012: £119 million) primarily represent unrealised value movements on investments, including centrally held swaps to manage foreign exchange and certain macro-economic exposures of the Group.

(vi) Economic hedge value movements

      This item represents the costs on short-dated hedge contracts taken out in the first half of 2012 to provide downside protection against severe equity market falls through a period of particular uncertainty with respect to the
       Eurozone. The hedge contracts were terminated in the second half of 2012.

6 Effect of changes in economic assumptions
The effects of changes in economic assumptions for in-force business, net of the related change in the time value of cost of options and guarantees, included within profit before tax (including actual investment returns) arise as follows:

(i) Group Summary
	2013 £m	2012* £m
	Half year	Half year	Full year
Asia operationsnote (ii)	333	(244)	(135)
US operationsnote (iii)	62	(79)	85
UK insurance operationsnote (iv)	289	(38)	48
Total	684	(361)	(2)
* As adjusted for the effect of the Japan Life business sale agreement - see note 1.

(ii) Asia operations

The effect of changes in economic assumptions for Asia operations in half year 2013 of £333 million primarily reflects the impact relating to the increase in long-term interest rates in the period, principally in Hong Kong of £374 million, Singapore of £73 million and Taiwan of £56 million for the increase in fund earned rates for participating business. There are partial offsets arising in Indonesia of £(136) million and in Malaysia of £(33) million, mainly reflecting the negative impact of discounting health and protection products at higher rates.

The charge of £(244) million in half year 2012 for the effect of changes in economic assumptions primarily reflected decreases in fund earned rates, mainly arising in Hong Kong of £(79) million and Vietnam of £(63) million due to the reduction in the assumed long-term yields and in Singapore of £(73) million for the narrowing of corporate bond spreads.

The charge of £(135) million in full year 2012 for the effect of changes in economic assumptions principally arose in Hong Kong of £(320) million, primarily reflecting the effect on projected cash flows of de-risking the asset portfolio and the reduction in fund earned rates on participating business, driven by the very low interest rate environment, and in Vietnam of £(47) million, following the fall in bond yields. There were partial offsets totalling £232 million, principally arising in Malaysia and Indonesia, mainly reflecting the positive impact of discounting projected health and protection profits at lower rates, driven by the decrease in risk discount rates.
(iii) US operations
The effect of changes in economic assumptions for US operations reflects the following:

	2013 £m	2012 £m
	Half year	Half year	Full year
Effect of changes in 10-year treasury rates, beta and equity risk premium:note (a)
Fixed annuity and other general account business note (b)	(226)	28	20
Variable annuity (VA) businessnote (c)	288	(107)	(83)
Decrease in additional allowance for credit risknote (d)	-	-	148
Totalnote (e)	62	(79)	85
Notes

(a)  The effect of changes in economic assumptions represents the aggregate effect of changes to projected returns and the risk discount rate (as shown in note 15(ii)). The risk discount rate, as discussed in note 1(b)(iii), represents the aggregate of the risk-free rate (which is defined as the 10-year treasury rate) and margin for market risk, credit risk and non-diversifiable non-market risk.

(b)    For fixed annuity and other general account business the charge of £(226) million in half year 2013 principally arises from the effect of a higher discount rate on the opening value of the in-force book, driven by the 70 basis points increase in the risk-free rate. The projected cash flows for this business principally reflect projected spread, with secondary effects on the cash flows also resulting from changes to assumed future yields and resulting policyholder behaviour. The credit of £28 million in half year 2012 reflected a 20 basis points decrease in the risk free rate and in full year 2012 the credit of £20 million reflected a 10 basis point decrease in the risk free rate, partially offset by the effect for the acquired REALIC book (reflecting a 20 basis point increase in the risk-free rate from the 4 September acquisition date to 31 December 2012).

(c)    For VA business, the credit of £288 million principally reflects an increase in projected fee income and a decrease in projected benefit costs, arising from the increase in the rate of assumed future return on the underlying separate account assets, driven the 70 basis points increase in the risk-free rate. There is a partial offset arising from the increase in the discount rate applied to those cash flows. The charge of £(107) million in half year 2012 and £(83) million in full year 2012 reflected a decrease in the risk free rate of 20 basis points and 10 basis points respectively.

(d)    For full year 2012 the £148 million effect of the decrease in the additional allowance for credit risk within the risk discount rate reflected the reduction in credit spreads and represented a 50 basis points decrease for spread business, including the acquired REALIC business (from 200 basis points to 150 basis points), and a 10 basis points decrease for VA business (from 40 basis points to 30 basis points), representing the proportion of business invested in the general account (as described in note 1(b)(iii)).

(e)   The total effect of changes in economic assumptions for US operations of a credit of £62 million for half year 2013 includes a charge of £(20) million for the effect of the change in required capital from 235 per cent to 250 per cent of risk-based capital (see note 1(b)(ii)).

(iv) UK insurance operations
The effect of changes in economic assumptions of a credit of £289 million for UK insurance operations for half year 2013 comprises the following:

	2013 £m	2012 £m
	Half year	Half year	Full year
Shareholder-backed annuity businessnote (a)
Effect of change in:
Expected long-term rates of return, risk discount rates and other changes	(137)	18	140
Tax regimenote (b)	-	-	(46)
	(137)	18	94
With-profits and other businessnote (c)
Effect of changes in expected long-term rates of return	586	(112)	(62)
Effect of changes in risk discount rates	(160)	67	24
Other changes	-	(11)	(8)
	426	(56)	(46)
	289	(38)	48
Notes

(a)  For shareholder-backed annuity business the overall effect of changes in expected long-term rates of return and risk discount rates for the periods shown above reflect the combined effects of the changes in economic assumptions, which incorporate a default allowance for both best estimate defaults and in respect of the additional credit risk provisions (as shown in note 15(iii)).

(b)  In full year 2012, the effect of the change in tax regime of £(46) million reflected the change in pattern of taxable profits for shareholder-backed annuity business arising from the acceleration of tax payments due to the altered timing of relief on regulatory basis provisions.

(c) For with-profits and other business the total credit in half year 2013 of £426 million (half year 2012: £(56) million; full year 2012: £(46) million) includes the net effect of the changes in fund earned rates and risk discount rate (as shown in note 15(iii)), driven by the 70 basis points increase (half year and full year 2012: a reduction of 20 basis points) in the 15-year gilt rate.

7 Agreement to sell Japan Life business

On 16 July 2013 the Group reached an agreement to sell the life insurance business in Japan, PCA Life Insurance Company Limited, which was closed to new business in 2010, to SBI Holdings Inc. for US$85 million (£56 million at 30 June closing exchange rate). Completion of the transaction is dependent on regulatory approval.

Consistent with the classification of the business as held for sale for IFRS reporting, the EEV carrying value has been set to £53 million at 30 June 2013 representing the estimated proceeds, net of related expenses.

In order to facilitate comparisons of the Group's retained businesses, the presentation of the Group's EEV basis results have been adjusted to show separately the results for the Japan Life business. Accordingly, the presentation of the comparative results for half year and full year 2012 have been retrospectively adjusted. For half year 2013 the result for the period, including short-term fluctuations in investment returns and the effect of changes in economic assumptions, together with the adjustment to the carrying value have given rise to an aggregate loss of £(47) million. The half year and full year 2012 amounts of £5 million and £21 million respectively, represent the previously reported profits before tax for this business.

8 Analysis of movement in free surplus

Free surplus is the excess of the net worth over the capital required to support the covered business. Where appropriate, adjustments are made to the regulatory basis net worth from the local regulatory basis so as to include backing assets movements at fair value rather than cost so as to comply with the EEV Principles.

	2013 £m
	Half year
	Long-term business	Asset management and UK general insurance commission	Free surplus of long-term business, asset management and UK general insurance commission
Long-term business and asset management operationsnote (i)	note 13	note (iii)
Underlying movement:
Investment in new businessnote (ii)	(396)	-	(396)
Business in force:
Expected in-force cash flows (including expected return on net assets)	1,106	239	1,345
Effects of changes in operating assumptions, operating experience
variances and other operating items	203	-	203
	913	239	1,152
Changes in non-operating itemsnote (iv)	(287)	(7)	(294)
Increase in EEV assumed level of required capitalnotes 1(b)(ii) and 13	(59)	-	(59)
Loss attaching to held for sale Japan Life businessnote 7	(56)	-	(56)
	511	232	743
Net cash flows to parent companynote (v)	(745)	(99)	(844)
Bancassurance agreement and purchase of Thanachart Lifenotes 4 and 13	365	-	365
Exchange movements, timing differences and other itemsnote (vi)	190	1	191
Net movement in free surplus	321	134	455
Balance at 1 January 2013	2,957	732	3,689
Balance at 30 June 2013	3,278	866	4,144
Representing:
Asia operations	1,359	217	1,576
US operations	891	127	1,018
UK operations	1,028	522	1,550
	3,278	866	4,144
Balance at 1 January 2013
Representing:
Asia operations	974	207	1,181
US operations	1,211	108	1,319
UK operations	772	417	1,189
	2,957	732	3,689
Notes
(i) All figures are shown net of tax.
(ii) Free surplus invested in new business is for the effects of setting aside required capital and incurring acquisition costs.
(iii) For the purposes of this analysis, free surplus for asset management operations and the UK general insurance commission is taken to be IFRS basis shareholders' equity.

(iv) Changes in non-operating items represent short-term fluctuations in investment returns and the effect of changes in economic assumptions for long-term business operations. Short-term fluctuations in investment returns primarily reflect temporary market movements on the portfolio of investments held by the Group's shareholder-backed operations.

(v) Net cash flows to parent company for long-term business operations reflect the flows as included in the holding company cash flow at transaction rates.
(vi) Exchange movements, timing differences and other items represent:

	2013 £m
	Half year
	Long-term business	Asset management and UK general insurance commission	Total
Exchange movementsnote 13	101	8	109
Mark to market value movements on Jackson assets backing surplus
and required capitalnote 13	(39)	-	(39)
Shareholders' share of actuarial and other gains and losses on defined
benefit pension schemesnote 13	(7)	(5)	(12)
Othernote (vii)	135	(2)	133
	190	1	191

(vii) Other primarily reflects the effect of timing differences, partly offset by the repayment of contingent loan funding, as shown in note 13(ii), together with intra-group loans, and other non-cash items.

9 Net core structural borrowings of shareholder-financed operations

	2013 £m			2012 £m
		30 Jun			30 Jun			31 Dec
	IFRS basis	Mark to market value adjustment	EEV basis at market value	IFRS basis	Mark to market value adjustment	EEV basis at market value	IFRS basis	Mark to market value adjustment	EEV basis at market value
		note			note			note
Holding company* cash and
short-term investments	(1,490)	-	(1,490)	(1,222)	-	(1,222)	(1,380)	-	(1,380)
Core structural borrowings -
central funds	3,710	360	4,070	3,187	293	3,480	3,126	536	3,662
Holding company net borrowings	2,220	360	2,580	1,965	293	2,258	1,746	536	2,282
Core structural borrowings - Prudential
Capital	275	-	275	250	-	250	275	-	275
Core structural borrowings - Jackson	164	25	189	159	26	185	153	43	196
Net core structural borrowings of
shareholder-financed operations	2,659	385	3,044	2,374	319	2,693	2,174	579	2,753
* Including central finance subsidiaries.

Note
The movement in the mark to market value adjustment represents:

	2013 £m	2012 £m
Mark to market movement in balance sheet:	Half year	Half year	Full year
Beginning of period	579	204	204
Change reflected in:
Income statement	(203)	113	380
Foreign exchange effects	9	2	(5)
End of period	385	319	579
In January 2013, the Company issued US$700 million (£462 million at 30 June 2013 closing exchange rate) perpetual subordinated capital securities.
10 Reconciliation of movement in shareholders' equity

	2013 £m
	Half year
	Long-term business operations
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Other operations	Group Total

	note (i)				note (i)
Operating profit (based on longer-term
investment returns)
Long-term business:
New businessnote 2	659	479	130	1,268	-	1,268
Business in forcenote 3	420	537	274	1,231	-	1,231
	1,079	1,016	404	2,499	-	2,499
Asset management	-	-	-	-	297	297
Other results	(2)	(1)	(14)	(17)	(300)	(317)
Operating profit based on longer-term
investment returns	1,077	1,015	390	2,482	(3)	2,479
Short-term fluctuations in investment returnsnote 5	(282)	(404)	(92)	(778)	(30)	(808)
Mark to market value movements on core borrowingsnote 9	-	21	-	21	182	203
Effect of changes in economic assumptionsnote 6	333	62	289	684	-	684
Loss attaching to held for sale Japan Life businessnote 7	(47)	-	-	(47)	-	(47)
Profit before tax (including actual investment returns)	1,081	694	587	2,362	149	2,511
Tax (charge) credit attributable to shareholders' profit:note 11
Tax on operating profit	(250)	(309)	(97)	(656)	(2)	(658)
Tax on short-term fluctuations in investment returns	59	133	22	214	7	221
Tax on effect of changes in economic assumptions	(61)	(22)	(67)	(150)	-	(150)
Total tax (charge) credit	(252)	(198)	(142)	(592)	5	(587)
Profit for the period	829	496	445	1,770	154	1,924
Other movements
Exchange movements on foreign operations
and net investment hedges, net of tax	385	436	-	821	(128)	693
Intra-group dividends (including statutory transfers)note (ii)	(210)	(304)	(102)	(616)	616	-
Investment in operationsnote (ii)	43	-	-	43	(43)	-
External dividends	-	-	-	-	(532)	(532)
Shareholders' share of actuarial and other gains and
losses on defined benefit pension schemes, net of taxnote (iv)	-	-	(7)	(7)	(19)	(26)
Reserve movements in respect of share-based payments	-	-	-	-	31	31
Bancassurance agreement and purchase of Thanachart Lifenotes (v) and 4	412	-	-	412	(412)	-
Other transfers	-	17	(12)	5	(5)	-
Treasury shares movements	-	-	-	-	27	27
New share capital subscribed	-	-	-	-	1	1
Mark to market value movements on Jackson assets
backing surplus and required capital, net of tax	-	(39)	-	(39)	-	(39)
Net increase in shareholders' equity	1,459	606	324	2,389	(310)	2,079
Shareholders' equity at 1 January 2013note (i)	9,462	6,032	6,772	22,266	177	22,443
Shareholders' equity at 30 June 2013note (i)	10,921	6,638	7,096	24,655	(133)	24,522

Representing:
Statutory IFRS basis shareholders' equity	2,759	3,598	3,033	9,390	235	9,625
Additional retained profit (loss) on an EEV basisnote (iii)	8,162	3,040	4,063	15,265	(368)	14,897
EEV basis shareholders' equity	10,921	6,638	7,096	24,655	(133)	24,522

Balance at 1 January 2013
Representing:
Statutory IFRS basis shareholders' equity	2,290	4,343	3,008	9,641	718	10,359
Additional retained profit (loss) on an EEV basisnote (iii)	7,172	1,689	3,764	12,625	(541)	12,084
EEV basis shareholders' equity	9,462	6,032	6,772	22,266	177	22,443

Notes
(i) For the purposes of the table above, goodwill related to Asia long-term operations is included in Other operations.

(ii) Intra-group dividends (including statutory transfers) represent dividends that have been declared in the period and amounts accrued in respect of statutory transfers. For long-term business operations, the difference between the net amount of £573 million for

       intra-group dividends (including statutory transfers) and investment in operations shown above and the net cash flows to parent company of £745 million (as shown in note 8) primarily relates to timing differences arising on statutory transfers, intra-group loans, and other non-cash items.

(iii) The additional retained loss on an EEV basis for Other operations primarily represents the mark to market value adjustment for holding company net borrowings of a charge of £(360) million (half year 2012: charge of £(293) million;
      full year 2012: charge of £(536) million), as shown in note 9.

(iv)The credit for the shareholders' share of actuarial and other gains and losses on defined benefit schemes comprises:

	2013 £m	2012* £m
	Half year	Half year	Full year
IFRS basis	(21)	65	34
Additional shareholders' interestnote 1(c)(vi)	(5)	12	10
EEV basis total	(26)	77	44
* As adjusted from 2012 results previously published for the adoption of revised IAS 19 - see note 1.
(v) The £412 million transfer from other operations to Asia operations represents the funding of Asia operations to purchase the bancassurance agreement and Thanachart Life (as shown in note 4).

11 Tax attributable to shareholders' profit

The tax charge comprises:
	2013 £m	2012* £m
	Half year	Half year	Full year
Tax charge on operating profit based on longer-term investment returns:
Long-term business:
Asia operations	250	197	420
US operations	309	240	513
UK insurance operations	97	116	168
	656	553	1,101
Other operations	2	15	38
Total tax charge on operating profit based on longer-term investment returns	658	568	1,139
Tax (credit) charge on items not included in operating profit:
Tax (credit) charge on short-term fluctuations in investment returns	(221)	49	45
Tax charge (credit) on effect of changes in economic assumptions	150	(90)	4
Total tax (credit) charge on items not included in operating profit	(71)	(41)	49
Tax charge on profit attributable to shareholders (including
tax on actual investment returns)	587	527	1,188
* As adjusted from 2012 results previously published for the adoption of IFRS 11 and revised IAS 19 - see note 1.

12 Earnings per share (EPS)

	2013 £m		2012* £m
	Half year		Half year		Full year
	Operating	Total	Operating	Total	Operating	Total
Profit before tax	2,479	2,511	2,109	1,891	4,313	4,957
Tax	(658)	(587)	(568)	(527)	(1,139)	(1,188)
Profit after tax	1,821	1,924	1,541	1,364	3,174	3,769
EPS (pence)	71.5 p	75.5 p	60.8 p	53.8 p	124.9 p	148.3 p
Average number of shares (millions)	2,548	2,548	2,536	2,536	2,541	2,541
* As adjusted from 2012 results previously published for the adoption of IFRS 11, revised IAS 19 and the effect of the Japan Life business sale agreement - see note 1.

13 Reconciliation of net worth and value of in-force for long-term businessnote(i)

	2013 £m
	Half year
					Total
				Value of	long-term
	Free	Required	Total net	in-force	business
	Surplus	capital	worth	business	operations
	note 8			note (v)
Group
Shareholders' equity at 1 January 2013	2,957	3,898	6,855	15,411	22,266
New business contributionnotes (iii), (iv)	(396)	261	(135)	1,048	913
Existing business - transfer to net worth	1,065	(191)	874	(874)	-
Expected return on existing business	41	49	90	616	706
Changes in operating assumptions and experience variances	203	(16)	187	20	207
Loss attaching to held for sale Japan Life businessnote 7	(56)	(1)	(57)	10	(47)
Increase in EEV assumed level of required capitalnote (vii)	(59)	59	-	(13)	(13)
Changes in non-operating assumptions and experience variances	(287)	38	(249)	253	4
Profit after tax from long-term business	511	199	710	1,060	1,770
Exchange movements on foreign operations and net investment hedges	101	145	246	575	821
Bancassurance agreement and purchase of Thanachart Lifenotes 4 and (vi)	365	21	386	26	412
Intra-group dividends (including statutory transfers) and investment in operations	(615)	-	(615)	42	(573)
Mark to market value movements on Jackson assets backing
surplus and required capital	(39)	-	(39)	-	(39)
Shareholders' share of actuarial and other gains and losses on defined
benefit pension schemes	(7)	-	(7)	-	(7)
Other transfers to net worth	5	-	5	-	5
Shareholders' equity at 30 June 2013	3,278	4,263	7,541	17,114	24,655
Representing:
Asia operations
Shareholders' equity at 1 January 2013	974	970	1,944	7,518	9,462
New business contributionnote (iv)	(165)	57	(108)	610	502
Existing business - transfer to net worth	360	11	371	(371)	-
Expected return on existing business	33	-	33	282	315
Changes in operating assumptions and experience variances	32	(24)	8	2	10
Loss attaching to held for sale Japan Life businessnote 7	(56)	(1)	(57)	10	(47)
Changes in non-operating assumptions and experience variances	(38)	(14)	(52)	101	49
Profit after tax from long-term business	166	29	195	634	829
Exchange movements on foreign operations and net investment hedges	21	29	50	335	385
Bancassurance agreement and purchase of Thanachart Lifenotes 4 and (vi)	365	21	386	26	412
Intra-group dividends (including statutory transfers) and investment in operations	(167)	-	(167)	-	(167)
Shareholders' equity at 30 June 2013	1,359	1,049	2,408	8,513	10,921
US operations
Shareholders' equity at 1 January 2013	1,211	1,600	2,811	3,221	6,032
New business contributionnote (iv)	(211)	172	(39)	350	311
Existing business - transfer to net worth	438	(163)	275	(275)	-
Expected return on existing business	20	28	48	139	187
Changes in operating assumptions and experience variances	133	7	140	68	208
Increase in EEV assumed level of required capitalnote (vii)	(59)	59	-	(13)	(13)
Changes in non-operating assumptions and experience variances	(395)	-	(395)	198	(197)
Profit after tax from long-term business	(74)	103	29	467	496
Exchange movements on foreign operations and net investment hedges	80	116	196	240	436
Intra-group dividends (including statutory transfers)	(304)	-	(304)	-	(304)
Mark to market value movements on Jackson assets backing
surplus and required capital	(39)	-	(39)	-	(39)
Other transfers to net worth	17	-	17	-	17
Shareholders' equity at 30 June 2013	891	1,819	2,710	3,928	6,638
UK insurance operations
Shareholders' equity at 1 January 2013	772	1,328	2,100	4,672	6,772
New business contributionnote (iv)	(20)	32	12	88	100
Existing business - transfer to net worth	267	(39)	228	(228)	-
Expected return on existing business	(12)	21	9	195	204
Changes in operating assumptions and experience variances	38	1	39	(50)	(11)
Changes in non-operating assumptions and experience variances	146	52	198	(46)	152
Profit after tax from long-term business	419	67	486	(41)	445
Intra-group dividends (including statutory transfers)note (ii)	(144)	-	(144)	42	(102)
Shareholders' share of actuarial and other gains and losses on defined
benefit pension schemes	(7)	-	(7)	-	(7)
Other transfers from net worth	(12)	-	(12)	-	(12)
Shareholders' equity at 30 June 2013	1,028	1,395	2,423	4,673	7,096

Notes

  (i)  All figures are shown net of tax.

(ii) The amounts shown in respect of free surplus and the value of in-force business for UK insurance operations for intra-group dividends (including statutory transfers) include the repayment of contingent loan funding. Contingent loan funding represents amounts whose repayment to the lender is contingent upon future surpluses emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.

(iii) The movements arising from new business contribution are as follows:

		2013 £m		2012 £m
		Half year		Half year	Full year
	Free surplus invested in new business	(396)		(364)	(618)
	Increase in required capital	261		243	454
	Reduction in total net worth	(135)		(121)	(164)
	Increase in the value associated with new business	1,048		939	1,955
	Total post-tax new business contribution	913		818	1,791
(iv)	Free surplus invested in new business is as follows:
		2013 £m
		Half year
		Asia operations	US operations	UK insurance operations	Total long-term business operations
	Pre-tax new business contributionnote 2	659	479	130	1,268
	Tax	(157)	(168)	(30)	(355)
	Post-tax new business contribution	502	311	100	913
	Free surplus invested in new business	(165)	(211)	(20)	(396)
	Post-tax new business contribution per £1 million free surplus
	invested	3.0	1.5	5.0	2.3

		2012 £m
		Half year
		Asia operations	US operations	UK insurance operations	Total long-term business operations
	Pre-tax new business contributionnote 2	547	442	152	1,141
	Tax	(133)	(154)	(36)	(323)
	Post-tax new business contribution	414	288	116	818
	Free surplus invested in new business	(162)	(180)	(22)	(364)
	Post-tax new business contribution per £1 million free surplus
	invested	2.6	1.6	5.3	2.2

		2012 £m
		Full year
		Asia operations	US operations	UK insurance operations	Total long-term business operations
	Pre-tax new business contributionnote 2	1,266	873	313	2,452
	Tax	(284)	(305)	(72)	(661)
	Post-tax new business contribution	982	568	241	1,791
	Free surplus invested in new business	(292)	(281)	(45)	(618)
	Post-tax new business contribution per £1 million free surplus
	invested	3.4	2.0	5.4	2.9

(v) The value of in-force business includes the value of future margins from current in-force business less the cost of holding required capital and represents:

	2013 £m
	30 Jun
	Asia operations	US operations	UK insurance operations	Total long-term business operations
Value of in-force business before deduction of cost of
capital and time value of guarantees	8,921	4,632	4,932	18,485
Cost of capital	(384)	(223)	(259)	(866)
Cost of time value of guaranteesnote (viii)	(24)	(481)	-	(505)
Net value of in-force business	8,513	3,928	4,673	17,114

	2012 £m
	30 Jun
	Asia operations	US operations	UK insurance operations	Total long-term business operations
Value of in-force business before deduction of cost of
capital and time value of guarantees	7,270	3,460	4,806	15,536
Cost of capital	(383)	(139)	(240)	(762)
Cost of time value of guarantees	(28)	(689)	(56)	(773)
Net value of in-force business	6,859	2,632	4,510	14,001

	2012 £m
	31 Dec
	Asia operations	US operations	UK insurance operations	Total long-term business operations
Value of in-force business before deduction of cost of
capital and time value of guarantees	7,903	3,992	4,916	16,811
Cost of capital	(352)	(121)	(244)	(717)
Cost of time value of guaranteesnote (viii)	(33)	(650)	-	(683)
Net value of in-force business	7,518	3,221	4,672	15,411

(vi) The free surplus increase of £365 million in respect of the transaction with Thanachart bank includes the purchase cost of the partnership agreement to enable future new sales through the bancasurrance channel. As new business is written, the carrying value of this purchase cost is amortised against the new business contribution line of this reconciliation.

(vii) The increase in required capital in US operations of £59 million reflects the effect of the change from 235 per cent to 250 per cent of risk-based capital.

(viii) The change in the cost of time value at guarantees for US operations from £(650) million at full year 2012 to £(481) million at half year 2013, primarily relates to variable annuity business, mainly arising from the increase in the expected long-term separate account rate of return of 0.7 per cent driven by the increase in the US 10-year treasury bond rate, partly offset by the impact from new business written in the period.

14 Sensitivity of results to alternative assumptions
(a) Sensitivity analysis - economic assumptions
The tables below show the sensitivity of the embedded value as at 30 June 2013 (31 December 2012) and the new business contribution after the effect of required capital for half year 2013 and full year 2012 to:
• 1 per cent increase in the discount rates;

• 1 per cent increase and decrease in interest rates, including all consequential changes (assumed investment returns for all asset classes, market values of fixed interest assets, risk discount rates);

• 1 per cent rise in equity and property yields;
• 10 per cent fall in market value of equity and property assets (embedded value only);
• holding company statutory minimum capital (by contrast to required capital), (embedded value only);
• 5 basis point increase in UK long-term expected defaults; and
• 10 basis point increase in the liquidity premium for UK annuities.
In each sensitivity calculation, all other assumptions remain unchanged except where they are directly affected by the revised economic conditions.

New business contribution
	2013 £m				2012 £m
	Half year				Full year
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations	Total long-term business operations

New business contributionnote 2	659	479	130	1,268	1,266	873	313	2,452
Discount rates - 1% increase	(89)	(25)	(16)	(130)	(163)	(40)	(38)	(241)
Interest rates - 1% increase	29	35	2	66	33	104	6	143
Interest rates - 1% decrease	(66)	(55)	(4)	(125)	(106)	(161)	(11)	(278)
Equity/property yields - 1% rise	26	48	6	80	48	97	13	158
Long-term expected defaults - 5 bps
increase	-	-	(3)	(3)	-	-	(10)	(10)
Liquidity premium - 10 bps increase	-	-	6	6	-	-	20	20

Embedded value of long-term business operations
	2013 £m				2012 £m
	30 Jun				31 Dec
				Total				Total
			UK	long-term			UK	long-term
	Asia	US	insurance	business	Asia	US	insurance	business
	operations	operations	operations	operations	operations	operations	operations	operations

Shareholders' equitynote 10	10,921	6,638	7,096	24,655	9,462	6,032	6,772	22,266
Discount rates - 1% increase	(999)	(255)	(486)	(1,740)	(879)	(209)	(482)	(1,570)
Interest rates - 1% increase	(229)	(110)	(332)	(671)	(218)	(124)	(328)	(670)
Interest rates - 1% decrease	48	56	411	515	85	49	399	533
Equity/property yields - 1% rise	370	238	206	814	328	230	202	760
Equity/property market values - 10%
fall	(195)	12	(275)	(458)	(159)	(69)	(309)	(537)
Statutory minimum capital	123	170	4	297	108	89	4	201
Long-term expected defaults - 5 bps
increase	-	-	(120)	(120)	-	-	(112)	(112)
Liquidity premium - 10 bps increase	-	-	240	240	-	-	224	224

The sensitivities shown above are for the impact of instantaneous changes on the embedded value of long-term business operations and include the combined effect on the value of in-force business and net assets at the balance sheet dates indicated. If the change in assumption shown in the sensitivities were to occur, then the effect shown above would be recorded within two components of the profit analysis for the following year. These are for the effect of economic assumption changes and, to the extent that asset value changes are included in the sensitivities, within short-term fluctuations in investment returns. In addition to the sensitivity effects shown above, the other components of the profit for the following period would be calculated by reference to the altered assumptions, for example new business contribution and unwind of discount, together with the effect of other changes such as altered corporate bond spreads. In addition for Jackson, the fair value movements on assets backing surplus and required capital which are taken directly to shareholders' equity would also be affected by changes in interest rates.

(b) Effect of changes in future UK corporation tax rate enacted in July 2013

The Finance Bill 2013 which was substantively enacted on 2 July 2013 includes reductions in the UK corporation tax rate from 23 per cent to 21 per cent effective 1 April 2014 and from 21 per cent to 20 per cent effective 1 April 2015. Had the half year 2013 EEV results been prepared on the basis of these new tax rates, the net of tax value of in-force business of UK insurance operations at 30 June 2013 would have been higher by £95 million.

15 Assumptions

Deterministic assumptions
The tables below summarise the principal financial assumptions:
Assumed investment returns reflect the expected future returns on the assets held and allocated to the covered business at the valuation date.

(i) Asia operationsnotes (a),(b)
	2013%
	30 Jun
	China	Hong Kong	India	Indonesia	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		notes (b),(d)				notes (c),(d)		note (d)
Risk discount rate:
New business	10.1	4.3	13.0	11.1	7.3	6.0	10.6	4.5	3.8	10.5	16.1
In force	10.1	4.2	13.0	11.1	7.4	6.0	10.6	5.2	3.7	10.5	16.1
Expected long-term
rate of inflation	2.5	2.25	4.0	5.0	3.0	2.5	4.0	2.0	1.0	3.0	5.5
Government bond
yield	3.6	2.5	8.0	7.3	3.4	3.6	3.9	2.4	1.4	3.8	9.3

	2012%
	30 Jun
	China	Hong Kong	India	Indonesia	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		notes (b),(d)				notes (c),(d)		note (d)
Risk discount rate:
New business	9.9	3.7	13.35	11.15	7.05	6.3	12.4	3.9	4.9	10.3	17.0
In force	9.9	3.5	13.35	11.15	7.1	6.4	12.4	4.6	5.0	10.3	17.0
Expected long-term
rate of inflation	2.5	2.25	4.0	5.0	3.0	2.5	4.0	2.0	1.0	3.0	5.5
Government bond
yield	3.4	1.7	8.35	6.25	3.65	3.5	5.6	1.6	1.2	3.5	10.3

	2012%
	31 Dec
	China	Hong Kong	India	Indonesia	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		notes (b),(d)				notes (c),(d)		note (d)
Risk discount rate:
New business	10.1	3.8	13.2	9.4	7.4	5.8	11.1	3.6	3.25	10.3	17.2
In force	10.1	3.5	13.2	9.4	7.2	5.8	11.1	4.3	3.4	10.3	17.2
Expected long-term
rate of inflation	2.5	2.25	4.0	5.0	3.0	2.5	4.0	2.0	1.0	3.0	5.5
Government bond
yield	3.6	1.8	8.2	5.3	3.2	3.5	4.35	1.3	1.2	3.5	10.5

							Asia Total
							2013%		2012%
							30 Jun		30 Jun	31 Dec
Weighted risk discount rate:note (a)
	New business						7.5		7.5	6.8
	In force						6.7		6.6	6.1

Equity risk premiums in Asia (excluding those for the held for sale Japan Life business) range from 3.5 per cent to 8.7 per cent for half year 2013 (half year 2012: 3.5 per cent to 8.7 per cent; full year 2012: 3.5 per cent to 8.8 per cent).
Notes

(a) The weighted risk discount rates for Asia operations shown above have been determined by weighting each country's risk discount rates by reference to the EEV basis new business result and the closing value of in-force business. The changes in the risk discount rates for individual Asia territories reflect the movements in government bond yields, together with the effects of movements in the allowance for market risk and changes in product mix.

(b) For Hong Kong the assumptions shown are for US dollar denominated business. For other territories, the assumptions are for local currency denominated business.
(c) The risk discount rate for Malaysia reflects both the Malaysia life and Takaful operations.
(d) The mean equity return assumptions for the most significant equity holdings in the Asia operations were:

	2013%	2012%
	30 Jun	30 Jun	31 Dec
Hong Kong	6.5	5.7	5.8
Malaysia	9.6	9.5	9.5
Singapore	8.4	7.7	7.35

(ii) US operations
	2013%	2012%
	30 Jun	30 Jun	31 Dec
Assumed new business spread margins:notes (a), (c)
Fixed Annuity business:*+
January to June issues	1.2	1.4	1.4
July to December issues	n/a	n/a	1.1
Fixed Index Annuity business:+
January to June issues	1.45	1.75	1.75
July to December issues	n/a	n/a	1.35
Institutional business	0.75	1.25	1.25

Risk discount rate:note (d)
Variable annuity	7.3	6.5	6.5
Non-variable annuity	4.8	4.4	4.0
Weighted average total:note (b)
New business	7.2	6.3	6.3
In force	6.5	5.7	5.6
US 10-year treasury bond rate at end of period	2.5	1.7	1.8
Pre-tax expected long-term nominal rate of return for US equities	6.5	5.7	5.8
Equity risk premium	4.0	4.0	4.0
Expected long-term rate of inflation	2.5	2.1	2.5

* including the proportion of variable annuity business invested in the general account

+ grading up linearly by 25 basis points to a long-term assumption over five years
Notes

(a) The assumed new business spread margin shown above are the rates at inception. For fixed annuity business (including the proportion of variable annuity business invested in the general account) and fixed index annuity business the assumed spread margin grades up linearly by 25 basis points to the long-term assumption over five years.

(b) The weighted average risk discount rates reflect the mix of business between variable annuity and non-variable annuity business. The increase in the weighted average risk discount rates from half year 2012 to half year 2013 primarily reflects the increase in the US 10-year Treasury bond rate of 80 basis points and the effect of an increase in the product allowance for market risk, partly offset by the effect of the decrease in additional allowance for credit risk (as described in note (d) below).

(c) Credit risk treatment

      The projected cash flows incorporate the expected long-term spread between the earned rate and the rate credited to policyholders. The projected earned rates reflect book value yields which are adjusted over time to reflect projected reinvestment rates. Positive net cash flows are assumed to be reinvested in a mix of corporate bonds, commercial mortgages and limited partnerships. The yield on those assets is assumed to grade from the current level to a yield that allows for a long-term assumed credit spread on the reinvested assets of 1.25 per cent over 10 years. The yield also reflects an allowance for a risk margin reserve which for half year 2013 is 27 basis points (half year
      2012: 27 basis points; full year 2012: 28 basis points) for long-term defaults (as described in note 1(b)(iii)), which represents the allowance as at the valuation date applied in the cash flow projections of the value of the in-force business.

     In the event that long-term default levels are higher, then unlike for UK annuity business where policyholder benefits are not changeable, Jackson has some discretion to adjust crediting rates, subject to contract guarantee levels and general market competition considerations.

(d) For US operations, the risk discount rates shown above include an additional allowance for a combination of credit risk premium and short-term downgrade and default allowance for general account business of 150 basis points
     (half year 2012: 200 basis points; full year 2012: 150 basis points) and for variable annuity business of 30 basis points (half year 2012: 40 basis points; full year 2012: 30 basis points) to reflect the fact that a proportion of the variable annuity business is allocated to the general account (as described in note 1(b)(iii)).

(iii) UK insurance operations
	2013%	2012%
	30 Jun	30 Jun	31 Dec
Shareholder-backed annuity business:note (d)
Risk discount rate:
New businessnote (a)	7.2	7.3	6.9
In forcenote (b)	8.45	8.4	7.95
Pre-tax expected long-term nominal rate of return for shareholder-backed annuity business:
New business	3.9	4.6	4.2
In forcenote (b)	4.4	4.25	3.9
Other business:note (d)
Risk discount rate:note (c)
New business	5.8	5.2	5.2
In force	6.2	5.45	5.6
Equity risk premium	4.0	4.0	4.0
Pre-tax expected long-term nominal rates of investment return:
UK equities	7.0	6.3	6.3
Overseas equities	6.5 to 9.8	5.7 to 9.7	5.8 to 9.6
Property	5.8	5.05	5.1
Gilts	3.0	2.3	2.3
Corporate bonds	4.6	3.9	3.9
Expected long-term rate of inflation	3.3	2.8	2.9
Post-tax expected long-term nominal rate of return for the PAC with-profits fund:
Pension business (where no tax applies)	5.8	5.0	5.0
Life business	5.0	4.3	4.35
Notes

(a) The new business risk discount rate for shareholder-backed annuity business incorporates an allowance for best estimate defaults and additional credit risk provisions, appropriate to the new business assets, over the projected lifetime of this business. These additional provisions comprise of a credit risk premium, which is derived from Moody's data from 1970 to 2009, an allowance for a 1 notch downgrade of the portfolio subject to credit risk and an allowance for short-term defaults.

(b) For shareholder-backed annuity business, the movements in the pre-tax long-term nominal rates of return and the risk discount rates for in-force business mainly reflect the effect of changes in asset yields.

(c) The risk discount rates for new business and business in force for UK insurance operations other than shareholder-backed annuities reflect weighted rates based on the type of business.
(d) Credit spread treatment
        For with-profits business, the embedded value reflects the discounted value of future shareholder transfers. These transfers are directly affected by the level of projected rates of return on investments, including debt securities.
        The assumed earned rate for with-profit holdings of corporate bonds is defined as the risk-free rate plus an assessment of the long-term spread over gilts, net of expected long-term defaults. This approach is similar to that applied for equities and properties for which the projected earned rate is defined as the risk-free rate plus a long-term risk premium.

For UK shareholder-backed annuity business, different dynamics apply both in terms of the nature of the business and the EEV methodology applied. For this type of business the assets are generally held to maturity to match long duration liabilities. It is therefore appropriate under EEV methodology to include a liquidity premium in the economic basis used. The appropriate EEV risk discount rate is set in order to equate the EEV with a 'market consistent embedded value' including liquidity premium. The liquidity premium in the 'market consistent embedded value' is derived from the yield on the assets held after deducting an appropriate allowance for credit risk. For Prudential Retirement Income Limited, which has approximately 90 per cent of UK shareholder-backed annuity business, the allowance for credit risk for the in-force business at 30 June 2013 is made up of:

(1) 15 basis points in respect of long-term expected defaults derived by applying Moody's data from 1970 to 2009 and the definition of the credit rating used is the second highest credit rating published by Moody's, Standard &
      Poor's and Fitch.

(2) 49 basis points in respect of additional provisions which comprise a credit risk premium, which is derived from Moody's data from 1970 to 2009, an allowance for a 1 notch downgrade of the portfolio subject to credit risk and an allowance for short-term defaults.

The credit assumptions used and the residual liquidity premium element of the bond spread over swap rates is as follows:

	New business1, 2 (bps)			In-force business (bps)
	30 Jun	30 Jun	31 Dec	30 Jun	30 Jun	31 Dec
	2013	2012	2012	2013	2012	2012
Bond spread over swap rates	116	163	150	157	191	161
Total credit risk allowance	38	33	35	64	66	65
Liquidity premium	78	130	115	93	125	96
1 The new business liquidity premium is based on the weighted average of the point of sale liquidity premia.

2 Specific assets are allocated to the new business for the period with the appropriate allowance for credit risk which was 38 basis points for half year 2013 (half year 2012: 33 basis points; full year 2012: 35 basis points).

The overall allowance for credit risk is prudent by comparison with historic rates of default and would be sufficient to withstand a wide range of extreme credit events over the expected lifetime of the annuity business.

Stochastic assumptions
The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations described above. Assumptions specific to the stochastic calculations, such as the volatilities of asset returns, reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of longer-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with allowance for correlation between the various asset classes.
Details are given below of the key characteristics and calibrations of each model.

(iv) Asia operations

• The same asset return models as described for UK insurance operations below, appropriately calibrated, have been used for Asia operations. The principal asset classes are government and corporate bonds. Equity holdings    are much lower than in the UK whilst property holdings do not represent a significant investment asset;

• the stochastic cost of guarantees is primarily only of significance for the Hong Kong, Korea, Malaysia and Singapore operations; and

• the mean stochastic returns are consistent with the mean deterministic returns for each country. The expected volatility of equity returns ranges from 18 per cent to 35 per cent for all periods throughout these results, and the volatility of government bond yields ranges from 0.9 per cent to 2.3 (half year 2012: 0.9 per cent to 2.4 per cent; full year 2012: 0.9 per cent to 2.3 per cent).

(v) US operations (Jackson)
• Interest rates are projected using a log-normal generator calibrated to historical US Treasury yield curves;
• corporate bond returns are based on Treasury securities plus a spread that has been calibrated to current market conditions and varies by credit quality; and

• variable annuity equity returns and bond interest rates have been stochastically generated using a log-normal model with parameters determined by reference to historical data. The volatility of equity fund returns ranges from 19 per cent to 32 per cent for all periods throughout these results, depending on the risk class and the class of equity, and the standard deviation of interest rates ranges from 2.2 per cent to 2.5 per cent for all periods throughout these results.

(vi) UK insurance operations
• Interest rates are projected using a two-factor model calibrated to the initial market yield curve;
• the risk premium on equity assets is assumed to follow a log-normal distribution;
• the corporate bond return is calculated as the return on a zero-coupon bond plus a spread. The spread process is a mean reverting stochastic process; and

• property returns are modelled in a similar fashion to corporate bonds, namely as the return on a risk-free bond, plus a risk premium, plus a process representative of the change in residual values and the change in value of the call option on rents.

Mean returns have been derived as the annualised arithmetic average return across all simulations and durations.
For each projection period, standard deviations have been calculated by taking the square root of the annualised variance of the returns over all the simulations. These have been averaged over all durations in the projection. For equity and property, the standard deviations relate to the total return on these assets. The standard deviations applied for all periods are as follows:

%
Equities:
UK	20
Overseas	18
Property	15

(vii) Demographic assumptions
Persistency, mortality and morbidity assumptions are based on an analysis of recent experience but also reflect expected future experience. Where relevant, when calculating the time value of financial options and guarantees, policyholder withdrawal rates vary in line with the emerging investment conditions according to management's expectations.

(viii) Expense assumptions
Expense levels, including those of service companies that support the Group's long-term business operations, are based on internal expense analysis investigations and are appropriately allocated to acquisition of new business and renewal of in-force business. Exceptional expenses are identified and reported separately. For mature business, it is Prudential's policy not to take credit for future cost reduction programmes until the savings have been delivered. For businesses which are currently sub-scale (China, Malaysia Takaful and Taiwan) and India (where the business model is being adapted in response to the regulatory changes introduced in recent years), expense overruns are permitted where these are expected to be short-lived.

For Asia operations, the expenses comprise costs borne directly and recharged costs from the Asia regional head office, that are attributable to covered business. The assumed future expenses for these operations also include projections of these future recharges. Development expenses are charged as incurred.

Corporate expenditure comprises:

• Expenditure for Group head office, to the extent not allocated to the PAC with-profits funds, together with Solvency II implementation and restructuring costs, which are charged to the EEV basis results as incurred; and

• Expenditure of the Asia regional head office that is not allocated to the covered business or asset management operations is charged as incurred. These costs are primarily for corporate related activities and are included within corporate expenditure.

(ix) Taxation and other legislation
Current taxation and other legislation have been assumed to continue unaltered except where changes have been announced and substantively enacted in the period.

The sensitivity of the embedded value as at 30 June 2013 to the effect of the reductions in the UK corporate tax rate enacted in July 2013 is shown in note 14(b).

16 Total insurance and investment products new businessnote (i)

	Single			Regular			Annual premium and contribution equivalents (APE)note 1(b)(i)			Present value of new business premiums (PVNBP)note 1(b)(i)
	2013 £m	2012 £m		2013 £m	2012 £m		2013 £m	2012 £m		2013 £m	2012 £m
	Half year	Half year	Full year	Half year	Half year	Full year	Half year	Half year	Full year	Half year	Half year	Full year
Group insurance
operations
Asia	1,097	669	1,568	899	832	1,740	1,010	899	1,897	5,524	4,725	10,544
US	7,957	7,119	14,504	1	8	12	797	719	1,462	7,957	7,180	14,600
UK	2,435	2,960	6,286	112	116	207	355	412	836	2,943	3,495	7,311
Group Total	11,489	10,748	22,358	1,012	956	1,959	2,162	2,030	4,195	16,424	15,400	32,455
Asia insurance
operations
Hong Kong	85	43	157	205	173	380	214	177	396	1,204	998	2,316
Indonesia	212	159	359	219	190	410	240	206	446	1,069	831	2,097
Malaysia	53	46	98	93	93	208	99	98	218	661	609	1,388
Philippines	129	89	172	16	12	28	29	21	45	177	123	254
Singapore	251	164	399	145	125	261	170	141	301	1,209	1,029	2,314
Thailand	20	6	12	23	19	36	25	19	37	106	71	140
Vietnam	1	-	1	23	18	44	23	18	45	84	63	159
SE Asia operations inc. Hong Kong	751	507	1,198	724	630	1,367	800	680	1,488	4,510	3,724	8,668
Chinanote (ii)	76	17	37	39	32	53	47	33	56	243	156	277
Korea	200	15	94	42	43	86	62	45	95	359	235	438
Taiwan	48	86	172	40	79	138	45	88	156	206	380	723
Indianote (iii)	22	44	67	54	48	96	56	53	102	206	230	438
Total Asia operations	1,097	669	1,568	899	832	1,740	1,010	899	1,897	5,524	4,725	10,544
US insurance
operations
Variable annuities	5,384	5,976	11,596	-	-	-	538	597	1,160	5,384	5,976	11,596
Elite Access (variable annuity)	1,270	138	849	-	-	-	127	14	85	1,270	138	849
Fixed annuities	296	312	581	-	-	-	30	31	58	296	312	581
Fixed index annuities	620	503	1,094	-	-	-	62	50	109	620	503	1,094
Life	-	4	6	1	8	12	1	8	12	-	65	102
Wholesale	387	186	378	-	-	-	39	19	38	387	186	378
Total US insurance
operations	7,957	7,119	14,504	1	8	12	797	719	1,462	7,957	7,180	14,600
UK and Europe
insurance operations
Direct and partnership
annuities	153	139	297	-	-	-	15	14	30	153	139	297
Intermediated annuities	293	249	653	-	-	-	29	25	65	293	249	653
Internal vesting annuities	669	657	1,456	-	-	-	67	66	146	669	657	1,456
Total individual annuities	1,115	1,045	2,406	-	-	-	111	105	241	1,115	1,045	2,406
Corporate pensions	73	134	303	86	91	159	93	104	189	454	551	1,045
Onshore bonds	825	1,060	2,275	-	-	-	83	106	228	826	1,060	2,277
Other products	422	449	894	26	25	48	68	70	137	548	567	1,175
Wholesale	-	272	408	-	-	-	-	27	41	-	272	408
Total UK and Europe
insurance operations	2,435	2,960	6,286	112	116	207	355	412	836	2,943	3,495	7,311
Group Total	11,489	10,748	22,358	1,012	956	1,959	2,162	2,030	4,195	16,424	15,400	32,455

Investment products - funds under management notes (iv), (v), (vi), (vii)
	2013 £m
	Half year
	1 Jan 2013	Changes to Group holdings	Market gross inflows	Redemptions	Market exchange translation and other movements	30 Jun 2013
Eastspring Investments	17,630	-	7,372	(5,366)	(368)	19,268
M&G	111,868	-	20,598	(16,758)	2,431	118,139
Group total	129,498	-	27,970	(22,124)	2,063	137,407

	2012 £m
	Half year
	1 Jan 2012	Changes to Group holdings	Market gross inflows	Redemptions	Market exchange translation and other movements	30 Jun 2012
		note (vi)
Eastspring Investments	15,036	-	3,787	(3,361)	99	15,561
M&G	91,948	(3,783)	14,701	(9,760)	1,537	94,643
Group total	106,984	(3,783)	18,488	(13,121)	1,636	110,204
Notes

(i) The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

       The format of the tables shown above is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as 'insurance' refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, ie falling within one of the classes of insurance specified in Part II of Schedule 1 to the
        Regulated Activities Order under PRA regulations.

       The details shown above for insurance products include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK insurance operations and Guaranteed Investment Contracts and similar funding agreements written in US operations.
(ii) New business in China is included at Prudential's 50 per cent interest in the China life operation.
(iii) New business in India is included at Prudential's 26 per cent interest in the India life operation.

(iv) Investment products referred to in the tables for fund under management above are unit trust, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as 'investment contracts' under IFRS 4, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

(v) Investment flows for the half year exclude Eastspring Money Market Funds gross inflows of £30,774 million (half year 2012: £25,355 million) and net inflows of £107 million (half year 2012: net outflows of £103 million).

(vi) From 1 January 2012, Prudential Portfolio Managers South Africa (Pty) Limited is no longer a subsidiary of M&G following the restructuring transaction whereby M&G's ownership has been diluted.

(vii) New business and market gross inflows and redemptions have been translated at an average exchange rate for the period applicable. Funds under management at points in time are translated at the exchange rate applicable to those dates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 12 August 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Nic Nicandrou

Nic Nicandrou
Chief Financial Officer